UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM S.A.
El Trovador 4285,
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

SQM Salar S.A.

Santiago, Chile. September 14, 2016.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the six months ended June 30, 2016, the Spanish version of which was filed with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or “SVS”) on August 24, 2016.

SQM Salar S.A.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

June 30, 2016

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Report of Independent Register Public Accounting Firms
-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income by Function
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents –Consolidated Financial Statements

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

3

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

4

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

5

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

6

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

7

Sociedad Química y Minera de Chile S.A. and Subsidiaries

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

8

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position

Assets	Note	As of June 30, 2016 ThUS$	As of December 31, 2015 ThUS$
		Unaudited	Audited
Current assets
Cash and cash equivalents	7.1	582,991	527,259
Other current financial assets	10.1	231,622	636,325
Other current non-financial assets	25	47,105	62,006
Trade and other receivables, current	10.2	307,203	302,225
Trade receivables due from related parties, current	9.5	77,327	99,907
Current inventories	8	1,017,854	1,003,846
Current tax assets	28.1	60,613	65,277
Total current assets		2,324,715	2,696,845

Non-current assets
Other non-current financial assets	10.1	2,741	486
Other non-current non-financial assets	25	26,103	33,526
Trade receivables, non-current	10.2	1,250	1,050
Investments in associates	11.1	56,449	49,836
Investments in joint ventures	12.3	58,694	29,466
Intangible assets other than goodwill	13.1	108,970	110,428
Goodwill	13.1	38,088	38,388
Property, plant and equipment	14.1	1,621,593	1,683,576
Deferred tax assets	28.4	643	161
Total non-current assets		1,914,531	1,946,918
Total assets		4,239,246	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

9

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of June 30, 2016 ThUS$	As of December 31, 2015 ThUS$
		Unaudited	Audited
Liabilities
Current liabilities
Other current financial liabilities	10.4	242,699	402,030
Trade and other payables, current	10.5	129,232	136,840
Trade payables due to related parties, current	9.6	-	435
Other current provisions	18.1	33,150	28,141
Current tax liabilities	28.2	40,946	52,070
Provisions for employee benefits, current	15.1	7,980	13,445
Other current non-financial liabilities	18.3	116,555	69,966
Total current liabilities		570,562	702,927

Non-current liabilities
Other non-current financial liabilities	10.4	1,097,220	1,290,203
Other non-current provisions	18.1	8,890	8,890
Deferred tax liabilities	28.4	219,481	219,391
Provisions for employee benefits, non-current	15.1	22,188	21,995
Total non-current liabilities		1,347,779	1,540,479
Total liabilities		1,918,341	2,243,406

Equity	17
Share capital		477,386	477,386
Retained earnings		1,803,002	1,882,196
Other reserves		(19,521)	(19,797)
Equity attributable to owners of the Parent		2,260,867	2,339,785
Non-controlling interests		60,038	60,571
Total equity		2,320,905	2,400,356
Total liabilities and equity		4,239,246	4,643,762

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

10

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function

		January to June		April to June
		2016	2015	2016	2015
	Note	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited

Revenue	27.1	881,459	871,768	489,614	484,249
Cost of sales	27.2	(620,967)	(576,523)	(342,682)	(319,699)
Gross profit		260,492	295,245	146,932	164,550

Other income	27.3	5,662	7,291	1,638	2,413
Administrative expenses	27.4	(40,807)	(44,547)	(22,716)	(23,382)
Other expenses by function	27.5	(9,611)	(25,216)	(3,167)	(10,336)
Other gains (losses)	27.6	755	3,895	(432)	3,502
Profit (loss) from operating activities		216,491	236,668	122,255	136,747
Finance income		6,617	6,012	2,309	2,662
Finance costs	22	(32,421)	(34,973)	(14,990)	(18,038)
Share of profit of associates and joint ventures accounted for using the equity method	11-12	10,596	6,843	4,852	3,284
Foreign currency translation differences	23	(1,594)	(3,209)	2,579	(12,918)
Profit (loss) before taxes		199,689	211,341	117,005	111,737
Income tax expense, continuing operations	28.4	(57,291)	(55,667)	(33,255)	(27,875)

Profit (loss) from continuing operations		142,398	155,674	83,750	83,862

Profit for the year		142,398	155,674	83,750	83,862
Profit attributable to
Owners of the Parent		141,613	154,904	83,087	83,219
Non-controlling interests		785	770	663	643
Profit for the year		142,398	155,674	83,750	83,862

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

11

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function, (continued)

		January to June		April to June
		2016	2015	2016	2015
	Note	US$	US$	US$	US$
	Unaudited

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	0.5381	0.5885	0.3157	0.3161

Basic earnings per share (US$ per share) from continuing operations		0.5381	0.5885	0.3157	0.3161

Diluted common shares
Diluted earnings per share (US$ per share)	21	0.5381	0.5885	0.3157	0.3161

Diluted earnings per share (US$ per share) from continuing operations		0.5381	0.5885	0.3157	0.3161

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

12

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income

	January to June		April to June
	2016	2015	2016	2015
Statements of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Profit for the year	142.398	155,674	83,750	83,862
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	1,316	(4,306)	(146)	(1,144)
Other comprehensive income before taxes and foreign currency translation differences	(1,316)	(4,306)	(146)	(1,144)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	(359)	1,217	2,635	(2,379)
Other comprehensive income before taxes and cash flow hedges	(359)	1,217	2,635	(2,379)
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	(1,014)	657	(1,013)	675
Other components of other comprehensive income before taxes	(57)	(2,432)	1,476	(2,848)

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	148	(382)	(617)	433
Income taxes related to defined benefit plans in other comprehensive income	197	-	197	-
Income taxes associated with components of other comprehensive income	345	(382)	(420)	433

Other comprehensive income	288	(2,814)	1,056	(2,415)

Total comprehensive income	142,686	152,860	84,806	81,447

Comprehensive income attributable to
Owners of the Parent	141,889	152,152	84,136	80,843
Non-controlling interests	797	708	670	604
Total comprehensive income	142,686	152,860	84,806	81,447

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

13

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	06/30/2016 ThUS$	06/30/2015 ThUS$
		Unaudited
Cash flows from (used in) operating activities

Types of receipts from operating activities

Cash receipts from sales of goods and rendering of services		866,528	909,875
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		1,295	-

Types of payments

Cash payments to suppliers for the provision of goods and services		(473,072)	(534,958)
Cash payments to and on behalf of employees		(91,575)	(24,425)
Other payments related to operating activities		(4,920)	(5,393)
Dividends received		2,167	4,697
Interest paid		(1,274)	(32,443)
Interest received		6,617	6,012
Reimbursed (paid) income taxes		(38,263)	(40,369)
Other incomes (outflows) of cash		(8,503)	9,821

Net cash generated from (used in) operating activities		259,000	292,817

Cash flows from (used in) investing activities
Other cash payments made to acquire interest in joint ventures		(25,000)	(59)
Proceeds from the sale of property, plant and equipment		575	221
Acquisition of property, plant and equipment		(64,399)	(53,392)
Proceeds from sales of intangible assets		1,706	3,283
Cash advances and loans granted to third parties		56	755
Other incomes (outflows) of cash (*)		395,846	(61,572)

Net cash generated from (used in) investing activities		308,784	(110,764)

(*) Includes other cash receipts (payments), investments and redemptions of time deposits and other financial instruments, which do not qualify as cash and cash equivalents in accordance with IAS 7.7 as they record a maturity date from their date of origin greater than 90 days.

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

14

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	Note	06/30/2016 ThUS$	06/30/2015 ThUS$

Cash flows from (used in) financing activities

Proceeds from short-term borrowings		60,000	80,000
Total proceeds from borrowings		60,000	80,000
Repayment of borrowings		(200,000)	(100,000)
Dividends paid		(175,111)	(39,955)
Other cash receipts (payments)		(200,000)	-

Net cash generated from (used in) financing activities		(515,111)	(59,955)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		52,673	122,099

Effects of exchange rate fluctuations on cash held		3,059	(3,716)
Net (decrease) increase in cash and cash equivalents		55,732	118,382

Cash and cash equivalents at beginning of period		527,259	354,566
Cash and cash equivalents at end of period		582,991	472,948

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

15

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2016	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(14,035)	(1,699)	(2,386)	(1,677)	(19,797)	1,882,196	2,339,785	60,571	2,400,356
Profit for the year	-	-	-	-	-	-	141,613	141,613	785	142,398
Other comprehensive income	-	449	(211)	(792)	830	276	-	276	12	288
Comprehensive income	-	449	(211)	(792)	830	276	141,613	141,889	797	142,686
Dividends	-	-	-	-	-	-	(220,807)	(220,807)	(1,330)	(222,137)
Increase (decrease) in equity	-	449	(211)	(792)	830	276	(79,194)	(78,918)	(533)	(79,451)

Equity as of June 30, 2016 (Unaudited)	477,386	(13,586)	(1,910)	(3,178)	(847)	(19,521)	1,803,002	2,260,867	60,038	2,320,905

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

16

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2015	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(7,701)	(1,881)	(1,903)	(1,677)	(13,162)	1,775,612	2,239,836	59,867	2,299,703
Profit for the year	-	-	-	-	-	-	154,904	154,904	770	155,674
Other comprehensive income	-	(4,244)	993	499	-	(2,752)	-	(2,752)	(62)	(2,814)
Comprehensive income	-	(4,244)	993	499	-	(2,752)	154,904	152,152	708	152,860
Dividends	-	-	-	-	-	-	(77,452)	(77,452)	(986)	(78,438)
Increase (decrease) in equity	-	(4,244)	993	499	-	(2,752)	77,452	74,700	(278)	74,422

Equity as of June 30, 2015 (Unaudited)	477,386	(11,945)	(888)	(1,404)	(1,677)	(15,914)	1,853,064	2,314,536	59,589	2,374,125

The accompanying notes form an integral part of these consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

17

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 1	Identification and activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

18

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is mainly not used for rechargeable batteries for small electrical appliances such as mobile phones, tablets and laptops. It is also used in industrial applications such as the manufacturing of glass, ceramics and lubricating greases. Other uses include the pharmaceutical and chemical industries.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

19

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions.

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of June 30, 2016 and December 31, 2015, staff was detailed as follows:

	06/30/2016			12/31/2015
Employees	SQM S.A	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	29	75	104	26	71	97
Professionals	122	875	997	116	838	954
Technicians and operators	273	2,997	3,270	256	2,741	2,997
Foreign employees	-	201	201	-	202	202
Overall total	424	4,148	4,572	398	3,852	4,250

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

20

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of June 30, 2016 and December 31, 2015. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of June 30, 2016	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	60.146.965	49.97%	22.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,892,374	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Banco de Chile on behalf of non-resident third parties	-	-	8,975,261	7.46%	3.41%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	6,158,980	5.12%	2.35%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04%	1.43%

(*) Total Pampa Group 29.97%

Shareholder as of December 31, 2015	No. of Series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	59,079,533	49,08%	22,45%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,880,793	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	17,963,546	14.92%	17.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Inversiones Global Mining (Chile) Limitada (*)	-	-	9,055,272	7,52%	3.44%
Banco de Chile on behalf of non-resident third parties	8,798,539	6.16%	-	-	3.34%
Banco Itaú on behalf of investors	20,950	0.01%	5,679,753	4.72%	2.27%
Inversiones La Esperanza Limitada	3,711,598	2.60%	46,500	0.04	1.43%

(*) Total Pampa Group 29.97%

On June 30, 2016 the total number of shareholders had risen to 1,208.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

21

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position for the periods ended June 30, 2016 and December 31, 2015.

-	Consolidated Statements of Changes in Equity for the periods ended June 30, 2016 and 2015.

-	Consolidated Statements of Comprehensive Income for the periods between January and June 30, 2016 and 2015.

-	Statements of Direct-Method Cash Flows for the periods ended June 30, 2016 and 2015.

2.2	Financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (hereinafter the “IASB”).

These consolidated financial statements fairly reflect the equity and financial position of the Company and the results of its operations, changes in statement of income recognized and cash flows occurring during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company are detailed in this Note.

On October 17, 2014, the Chilean Superintendence of Securities and Insurance issued Official Communication No. 856 providing instructions for inspected entities to recognize in 2014 against equity differences in deferred tax assets and liabilities resulting directly from the increase in the corporate income introduced by Law No. 20.780. Such accounting treatment differs from that provided by International Accounting Standard 12 (IAS 12) and, accordingly, represented a change in the accounting framework for the preparation and presentation of financial information that had been adopted through such date.

Considering that indicated in the preceding paragraph, this represented a specific and temporary departure from the IFRS, starting from 20146 and in conformity with that established in paragraph 4ª of IFRS 1, the Company has decided to retrospectively apply such standards (in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”) as if had never ceased their application.

Because of that indicated in the preceding paragraph it does not amend any of the accounts disclosed in the statements of financial position as of June 30, 2016 and 2015, in conformity with that indicated in paragraph 4ª of IAS 1 “Presentation of Financial Statements”, the presentation of the statement of financial position as of January 1, 2015 (third column) is not necessary.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

22

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial (continued)

2.2	Financial statements, continued

The accounting policies used for the preparation of the annual consolidated accounts comply with all IFRS in issue at the reporting date.

As explained in Note 28.4, on September 29, 2014, Law No. 20.780 was enacted, which introduces amendments to the income tax system in Chile and addresses other tax matters. On October 17, 2014, the Chilean Superintendence of Securities and Insurance (SVS) issued Circular No. 856, which establishes that the effects of changes in income tax rates on deferred tax assets and liabilities must be recognized directly in “Retained earnings” in equity instead of the statement of income, which is different from that required by IAS 12.

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Other current and non-current asset and financial liabilities at amortized cost.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

23

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

New accounting pronouncements

a)        The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2016:

Amendments and improvements	Mandatory for annual periods beginning on

Amendment to IFRS 11 “Joint Arrangements” – on the acquisition of interest in a joint operation – Issued in May 2014. This amendment includes guidance related to the method for accounting for an acquisition of an interest in a joint operation in which the activity constitutes a business, specifying the proper treatment for such acquisitions.	01/01/2016

Amendment to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” on depreciation and amortization – Issued in May 2014. The amendments clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate because revenue generated by such an activity in general reflects other factors other than the use of the economic benefits embedded in the asset or item of property, plant and equipment. Accordingly, a rebuttable presumption exists that a revenue-based depreciation or amortization method is inappropriate.	01/01/2016

Amendment to IAS 27 “Separate Financial Statements” on the equity method – Issued in August 2014. This amendment allows entities to use the equity method of accounting for the recognition of investments in subsidiaries, joint ventures and associates in their separate financial statements.	01/01/2016

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Issued in September 2014. This amendment addresses an inconsistency between the requirements of IFRS 10 and IAS 28 for the treatment of a sale or contribution of assets between an investor and its associate or joint venture. The main consequence of this amendment is the recognition of a full gain or loss when the transaction involves a business (whether or not in a subsidiary) and a partial gain or loss when the transaction involves assets that are not a business, even if such assets are in a subsidiary.	01/01/2016

Amendment to IAS 1 “Presentation of Financial Statements.” Issued in December 2014. This amendment clarifies the application guidance of IAS 1 on materiality and aggregation, presentation of subtotals, structure of the financial statements and disclosure of accounting policies. The amendments are part of the IASB’s Initiative on Disclosures.	01/01/2016

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

24

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Improvements to International Financial Reporting Standards (2014) issued in September 2014	Mandatory for annual periods beginning on

IFRS 7 "Financial Instruments: Disclosures" It establishes two amendments to IFRS 7: (1) Service contracts: if a Company transfers a financial asset to a third party under conditions that allow the assigner to dispose of the asset, IFRS 7 requires the disclosure of any type of continued involvement that the entity may still have on transferred assets. IFRS 7 provides guidance on what is understood as continued involvement within this context. The amendment is prospective with the option of applying it retrospectively. This also affects IFRS 1 to provide the same option to the first-time adopters of IFRS 1; (2) Interim Financial Statements: The amendment clarifies that the additional disclosure required by amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” is not specifically required for all interim periods, unless required by IAS 34. The amendment is retrospective.	01/01/2016

IAS 19, "Employee Benefits" – This amendment clarifies that in order to determine the discount rate for post-employment benefit obligations, the important aspect is the currency in which liabilities are denominated, not the country where they generate. The evaluation of whether a deep market exists for high-quality corporate bonds is based on corporate bonds in such currency, not in corporate bonds of a particular country. Likewise, where there is no deep market for high-quality corporate bonuses in such currency, government bonds in the related currency have to be used. Such amendment is retrospective but limited at the beginning of the first period presented.	01/01/2016

IAS 34, "Interim Financial Reporting" – This amendment clarifies the meaning of disclosure of information ‘elsewhere in the interim financial report’ and amends IAS 34 to require the inclusion of a cross-reference from the interim financial statements to the location of the information. This amendment is retrospective.	01/01/2016

The adoption of the standards, amendments and interpretations indicated above has no significant impact on the Company’s consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

25

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

b)        Standards, interpretations and amendments issued, not effective for the financial statements beginning on January 1, 2016, which the Company has not adopted early are as follows:

Standards and Interpretations	Mandatory for annual periods beginning on

IFRS 9 “Financial Instruments” – Issued in July 2014. The IASB has issued the full version of IFRS 9, which supersedes the application guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and financial liabilities and an expected credit losses model that replaces the incurred loss impairment model used today. The final hedging accounting part of IFRS 9 was issued in November 2013. Early adoption is permitted.	01/01/2018

IFRS 15 “Revenue from Contracts with Customers” – Issued in May 2014. This standard establishes the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. For such purposes, the basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. The application of this standard will replace IAS 11 Construction Contracts and IAS 18 Revenue, as well as IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers and SIC 31 Revenue-Barter Transactions Involving Advertising Services. Early application is permitted.	01/01/2018

IFRS 16 “Leases” – issued in January 2016 establishes the principle for the recognition, measurement, presentation and disclosure of leases. IFRS 16 supersedes the current IAS 17 and introduces a single model for accounting recognition for lessees and requires a lessee to recognize the assets and liabilities of all lease contracts over a term of more than 12 months, unless the underlying asset has a low value. The objective is ensuring that lessees and lessors provide relevant information that fairly represents transactions conducted. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, early adoption is permitted for entities applying IFRS 15 or prior to the date of initial application of IFRS 16.	01/01/2019

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

26

Notes to the Interim Consolidated Financial Statements As of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting Pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on

Amendment to IAS 7 “Statement of Cash Flows.” – Issued in February 2016. This amendment introduces additional disclosures allowing users of financial statements to assess changes in obligations from financing activities.	01/01/2017

Amendment to IAS 12 “Income Taxes.” - Issued in February 2016. This amendment clarifies how to account for deferred tax assets related to debt securities measured at fair value.	01/01/2017

The Company's management is in the process of assessing the impacts on the consolidated financial statements of the adoption of IFRS 9, IFRS 15 and IFRS 16. However, for the remaining standards, amendments and interpretations described above, it believes they will not have any significant impact for the initial application period.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

27

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

Relate to all the entities on which Sociedad Química y Minera de Chile S.A. has control when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those variable returns through its power over the entity. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree.

Companies included in consolidation:

				Ownership interest
		Country of		06/30/2016			12/31/2015
TAX ID No	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

28

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
		Country of		06/30/2016			12/31/2015
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt. Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Vitas Spain	Spain	Euro	0.0000	100.0000	100.0000	-

				Ownership interest
		Country of		06/30/2016			12/31/2015
TAX ID No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9999	99.9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0.0000	60.6377	60.6377	60.6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51.0000	-	51.0000	51.0000
76.360.575-2	Orcoma SPA	Chile	US$	100.0000	-	100.0000	100.0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

29

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Profit or loss of depending companies acquired or disposed of during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

2.6	Significant accounting judgments, estimates and assumptions

Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRSs, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	The useful lives of property, plant and equipment, and intangible assets and their residual value;

-	Impairment losses of certain assets, including trade receivables;

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments;

-	Provisions for commitments assumed with third parties and contingent liabilities;

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moist, among others), and allowance for slow-moving spare-parts in stock;

-	Future cost for closure of mining sites;

-	The determination of the fair value of certain financial assets and derivative instruments;

-	The determination and assignment of fair values in business combinations.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

30

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars” or “US$”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

31

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	06/30/2016	12/31/2015
	US$	US$

Brazilian real	3,20	3.90
New Peruvian sol	3,29	3.41
Argentine peso	14,20	12.90
Japanese yen	102,91	120.61
Euro	1,11	0.92
Mexican peso	18,55	17.34
Australian dollar	0,74	0.73
Pound Sterling	1,34	0.67
South African rand	14,70	15.61
Ecuadorian dollar	1,00	1.00
Chilean peso	661,37	710.16
UF	39,39	36.09

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (U.S. dollar) foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary item that provide effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the disposal of the investment; at the time they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary item are also recognize in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

32

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. establishes, as basis, the control exercised in subsidiaries, to determine their share in the consolidated financial statements. Control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group, the consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible in known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Management determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

33

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. For financial liabilities that have been initially recognized at fair value through profit or loss, these will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At the time when the Company changes its business model for managing financial assets, it will reclassify the financial assets affected by the new business model.

For financial liabilities these could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, subsequently, are assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

(a)	Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)	Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

34

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

The Company also documents its evaluation both at the beginning and at the end of each period if derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months, and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

(a)	Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period, through maturity. Any adjustment to the carrying value of a hedged financial instrument, for which the effective rate is used, is amortized with a debit or credit to profit or loss at its fair value, attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)	Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other comprehensive income, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

35

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.12	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paying to the creditor or its legally extinguished entity the primary responsibility for the liability.

3.13	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, changes in fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments. As of June 30, 2016 and December 31, 2015, there are no embedded derivatives.

3.14	Fair value measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability.

3.15	Leases

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease, at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year.

(b) Lease – Operating lease

Leases in which the lesser maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lesser) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

36

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

3.17	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services, of which the Company commercializes directly to its customers.

These assets are initially recognized at their fair value and subsequently at amortized cost according to the effective interest rate method, less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it, according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

3.18	Inventory measurement

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes the direct cost of materials and, when applicable, labor costs, indirect costs incurred to transform raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

Commercial discounts, rebates obtained, and other similar entries are deducted in the determination of the acquisition price.

The net realizable value represents the estimate of the sales price, less all finishing estimated costs and costs which will be incurred in commercialization, sales, and distribution processes.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording an estimate with a charge to income when these are overstated. When a situation arises whereby the circumstances, which previously caused the rebate to cease to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

37

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.18	Inventory measurement, continued

The valuation of obsolete, impaired or slow-moving products relates to their net estimated, net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density and humidity, among others).

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the average price method.

3.19	Investments in associates and joint ventures

Interests in companies on which joint control is exercised (joint venture) or where an entity has significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated considering the interest percentage the Company has on such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized considering the proportional amounts with a charge or credit to “Other reserves” and classified considering their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected at zero value in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized in conformity with the share of equity are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

38

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity separate from equity attributable to the owners of the Parent.

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. Also, these transactions have been eliminated in consolidation. Expiration conditions for each case vary by virtue of the originating transaction.

3.22	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.        Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.        The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

39

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.22	Property, plant and equipment, continued

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

3.23	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

In the case of mobile equipment depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate
Buildings	2	40
Machinery	2	25
Transport equipment	3	30
Furniture and fixtures	2	18
Office equipment	1	20
Production plants	1	25
Mining assets	2	20
Other property, plant and equipment	1	30

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

40

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

Intangible assets mainly relate to water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses of employees that develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

41

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill, continued

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean Government. Property rights are usually obtained with no initial cost (other than the payment of mining patents and minor recording expenses) and upon obtaining rights on these concessions, these are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

No impairment of intangible assets exists as of June 30, 2016 and December 31, 2015.

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the disbursement was made.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of this type of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost. Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources.

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects for which it is not probable that economic benefit will flow to the Company in the future (i.e., when the mine site has low ore grade and its exploitation is not economically profitable).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

42

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.27	Prospecting expenses, continued

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

For this reason and because our disbursements correspond to proven reserves with a trading feasibility and used as main raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”.

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

43

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.28	Impairment of non-financial assets, continued

For assets other than acquired goodwill, an annual evaluation is conducted of whether there are impairment loss indicators recognized previously that might have already decreased or ceased to exist. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

3.29	Minimum dividend

As required by the Shareholders’ Corporations Act, unless decided otherwise by the unanimous vote by the shareholders of subscribed and paid shares, a public company must distribute dividends as agreed by the shareholders at the General Shareholders’ Meeting held each year with a minimum of 30% of its profit, except when the Company records unabsorbed losses from prior years. However, the Company defines as policy the distribution of 50% of its profit for the year.

3.30	Earnings per share

The net basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried at amortized cost using the effective interest rate method.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

44

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.32	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which they are accrued following a financial criterion.

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

45

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force, formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. This, considering criteria in force contained in the revised IAS 19.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 4.775% and 5.5% for the periods ended June 30, 2016 and December 31, 2015, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015. The net balance of this obligation is presented under the non-current provisions for employee benefits.

3.35	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 16).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

46

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.36	Revenue recognition, continued

Revenue is recognized when its amount can be stated reliably. It is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity related revenue are complied with, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers. When the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

47

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.37	Finance income and finance costs, continued

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exist, the average financing rate of the subsidiary that makes the investment is utilized. Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

48

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.38	Income tax and deferred taxes, continued

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

49

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 3	Significant accounting policies (continued)

3.40	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

Potentially, additional known or unknown risks may exist, of which we currently deem not to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

50

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 4	Financial risk management, continued

4.2	Risk factors

4.2.1	Market risk

Market risk refers to the uncertainty associated with fluctuations in market variables affecting the Company’s assets and liabilities, including:

a)	Country risk: The economic situation of the countries where the Company operates may affect its financial position. For example, sales conducted in emerging markets expose SQM to risks related to economic conditions and trends in those countries. In addition, inventories may also be affected by the economic scenario in such countries and/or the global economy, among other probable economic impacts.

b)	Price risk: The Company’s product prices are affected by the fluctuations in international prices of fertilizers and chemicals, as well as changes in productive capacities or market demand, all of which might affect the Company’s business, financial position and results of operations.

c)	Commodity price risk: The Company is exposed to changes in commodity prices and energy which may have an impact on its production costs that may cause unstable results.

As of to-date, the SQM Group incurs an annual expenditure of approximately US$98 million associated with fuel, gas, energy and equivalents from which US$61 million related to direct electrical supply consumption. A change of 10% in the prices of energy required for the Company’s operations may involve costs of approximately US$10 million in short-term movements.

The markets in which the Company operates are unpredictable, exposed to significant fluctuations in supply and demand, and price high volatility. Additionally, the supply of certain fertilizers or chemicals, including certain products which the Company trades, vary mainly depending on the production of top producers and their related business strategies. Accordingly, the Company cannot forecast with certainty changes in demand, responses from competitors or fluctuations in the final price of its products. These factors can lead to significant impacts on the Company’s product sales volumes, financial position and share price.

d)	Quality standards: In the markets in which we operate, customers might impose quality standards on our products and/or governments could enact more stringent standards for the distribution and/or use of our products. Consequently, we might not be able to sell our products if we are not able to meet those new standards. In addition, our production costs might increase to meet such new standards. Not being able to sell our products in one or more markets or to key customers might significantly affect our business, financial position or the results of our operations.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

51

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 4	Financial risk management, continued

4.2.2	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks.

4.2.3	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against the foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$ 318 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of June 30, 2016, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$53 million against SQM. As of December 31, 2015, this amounts to US$75 million in against SQM.

As of June 30, 2016, the Chilean peso to U.S. dollar exchange rate was Ch$661.37 per US$1.00 (Ch$ 710.16 per US$ 1.00 as of December 31, 2015).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

52

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 4	Financial risk management, continued

4.2.4	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at LIBOR, plus a spread. The Company is partially exposed to fluctuations in such rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of June 30, 2016, approximately 4% of the Company’s financial liabilities are measured at LIBOR. Accordingly, any significant increase in this rate may have an impact on the Company’s financial position. A 100 basic point variation in this rate may trigger variations in financial expenses of close to US$ 0.07 million. However, this effect is significantly counterbalanced by the returns of the Company’s investments that are also strongly related to LIBOR.

In addition, as of June 30, 2016, the Company's financial liabilities are mainly concentrated in the long-term and approximately 16% have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

4.2.5	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of June 30, 2016, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$388 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

53

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 4	Financial risk management, continued

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

Note 5	Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of June 30, 2016, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated statements of financial position as of June 30, 2016 and December 31, 2015 and the statements of comprehensive income, changes in equity and cash flows for the periods ended June 30, 2016 and 2015, have been prepared in accordance with the Standards issued by the Chilean Superintendence of Securities and Insurance (SVS), which consider the International Financial Reporting Standards (IFRS), except for that indicated in Note 2.2, and the accounting principles and criteria have been applied consistently.

The accounting principles and criteria were applied consistently.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

54

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	06/30/2016	12/31/2015
	ThUS$	ThUS$

Assets	3,685,710	4,012,556
Liabilities	(1,424,844)	(1,672,771)
Equity	2,260,866	2,339,785

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of June 30, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of issued, subscribed and fully-paid shares of SQM S.A.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

55

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries

As of June 30, 2016 and December 31, 2015, the general information of the companies on which the Company exercises control and significant influence is as follows:

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US$	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US$	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US$	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Ch$	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	US$	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Ch$	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US$	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US$	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US$	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Ch$	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US$	-	60.6383	60.6383
Comercial Agrorama Ltda.	76.064.419-6	El Trovador 4285 Las Condes	Chile	Ch$	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Ch$	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 Of.131 Las Condes	Chile	US$	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 Of.131 Las Condes	Chile	US$	100.0000	-	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US$	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0002	99.9998	100.0000
SQM Peru S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US$	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US$	0.0040	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US$	1.0900	98.9100	100.0000

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

56

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	0.0159	99.9841	100.0000
SQMC Holding Corporation L.L.P.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States	US$	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokyo	Japan	US$	1.0000	99.0000	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Antwerp, Belgium	Belgium	US$	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US$	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US$	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	0.0010	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Netherlands	US$	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US$	1.6700	98.3300	100.0000
SQM Lithium Specialties LLP	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States	US$	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US$	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US$	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US$	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	US$	-	100.0000	100.0000

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

57

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.4	General information on consolidated subsidiaries, continued

					Ownership interest
Subsidiary	Tax ID	Address	Country of incorporation	Functional currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdam	Netherlands	US$	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US$	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US$	-	100.0000	100.0000
SQM Oceania Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US$	-	100.0000	100.0000
SQM Agro India Pvt. Ltd.	Foreign	C 30 Chiragh Enclave New Delhi, 110048	India	US$	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US$	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US$	-	99.996	99.996
SQM Vitas Spain	Foreign	C/Manuel Echeverria Manzana 2 Muelle de la Cab (Puerto Real)	Spain	Euro	-	100.0000	100.0000

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

58

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.5	Information attributable to non-controlling interests

Subsidiary	% of interests in the ownership held by non- controlling interests.	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
		06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	733	1,551	8,258	8,107	582	1,946
SQM Indonesia S.A.	20%	-	-	1	1	-	-
Soquimich Comercial S.A.	39.3616784%	174	2,605	49,317	49,897	87	1,303
Comercial Agrorama Ltda.	30%	(123)	3	187	292	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	1	5	2,275	2,274	-	-
SQM (Thailand) Limited.	0.004%	-	-	-	-	-	-
Total		785	4,164	60,038	60,571	669	3,249

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

59

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries

	06/30/2016
Subsidiary	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	587,538	59,549	586,990	6,708	44,927	2,979	2,992
Proinsa Ltda.	156	1	-	-	-	(4)	(4)
SQMC Internacional Ltda.	207	-	-	-	-	(2)	(2)
SQM Potasio S.A.	131,955	949,295	34,626	24,101	4,534	119,383	119,636
Serv. Integrales de Tránsito y Transf. S.A.	56,899	62,058	92,340	6,221	11,504	(1,763)	(1,878)
Isapre Norte Grande Ltda.	560	733	544	149	1,537	38	55
Ajay SQM Chile S.A.	17,291	946	979	405	15,770	1,496	1,496
Almacenes y Depósitos Ltda.	283	45	1	-	-	(6)	95
SQM Salar S.A.	892,922	831,816	579,801	206,632	432,761	146,980	147,062
SQM Industrial S.A.	1,125,426	676,494	812,791	80,452	318,647	(760)	1,119
Exploraciones Mineras S.A.	517	31,493	5,820	-	-	(176)	(175)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	345	587	464	397	972	9	12
Soquimich Comercial S.A.	150,445	21,282	45,366	1,070	45,622	443	428
Comercial Agrorama Ltda.	8,720	1,685	9,749	32	5,905	(411)	(398)
Comercial Hydro S.A.	9,162	68	42	14	23	195	194
Agrorama S.A.	10,283	862	12,060	34	5,147	(599)	(603)
Orcoma SpA	-	2,356	13	-	-	(5)	(5)
Orcoma Estudio SpA	1,081	3,582	18	1	-	1	1
SQM North America Corp.	186,814	15,589	204,275	485	131,806	(16,946)	(18,207)
RS Agro Chemical Trading Corporation A.V.V.	5,182	-	-	-	-	(13)	(13)
Nitratos Naturais do Chile Ltda.	3	254	3,457	-	-	(176)	(176)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	110,483	3,549	-	-	(5,503)	(5,126)
SQM Peru S.A.	356	1	1,174	-	-	(63)	(63)
SQM Ecuador S.A.	16,721	136	15,727	35	11,935	205	205
SQM Brasil Ltda.	179	1	724	2,267	116	(205)	(205)
SQI Corporation N.V.	-	22	45	-	-	(8)	(8)
SQMC Holding Corporation L.L.P.	22,532	14,409	1,000	-	-	1,848	1,848
SQM Japan Co. Ltd.	2,952	247	341	580	1,569	474	474

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

60

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	06/30/2016
Subsidiary	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	331,742	2,359	293,350	-	333,889	(3,895)	(3,895)
SQM Italia SRL	1,141	-	14	-	-	-	-
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,814	14,360	14,814	-	-	-	-
SQM Comercial de México S.A. de C.V.	94,944	1,988	69,814	-	96,490	(1,582)	(1,582)
SQM Investment Corporation N.V.	74,316	125	27,024	861	-	(4,986)	(4,986)
Royal Seed Trading Corporation A.V.V.	52,854	-	73,245	-	-	(118)	15
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	-	-
Soquimich SRL Argentina	214	-	175	-	-	(5)	(5)
Comercial Caimán Internacional S.A.	262	-	1,122	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	234	120	688	97	1,314	264	264
SQM Nitratos México S.A. de C.V.	35	2	19	7	126	(2)	(2)
Soquimich European Holding B.V.	63,440	106,104	71,565	212	-	(6,237)	(5,152)
SQM Iberian S.A.	77,713	1,675	73,166	162	71,273	720	747
SQM Africa Pty Ltd.	95,340	1,323	88,837	-	27,014	(6,535)	(6,535)
SQM Oceania Pty Ltd.	2,334	-	400	-	1,266	18	18
SQM Agro India Pvt, Ltd.	1	-	1	-	-	(3)	(3)
SQM Beijing Commercial Co. Ltd.	4,329	34	18	-	4,384	2,167	2,167
SQM Thailand Limited	9,075	6	6,463	-	1,930	(9)	(9)
SQM Vitas Spain S.A.	3,112	728	2,234		6,520	373	373
Total	4,076,446	2,912,972	3,136,263	330,922	1,576,981	227,581	230,169

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

61

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2015
Subsidiary	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	521,948	69,159	531,903	7,913	146,731	(715)	(739)
Proinsa Ltda.	149	-	-	-	-	-	-
SQMC Internacional Ltda.	195	-	-	-	-	(1)	(1)
SQM Potasio S.A.	90,230	843,842	7,748	23,438	10,785	184,315	184,533
Serv. Integrales de Tránsito y Transf. S.A.	46,646	63,973	81,703	6,642	44,045	(12,450)	(12,316)
Isapre Norte Grande Ltda.	791	540	664	143	3,883	-	6
Ajay SQM Chile S.A.	17,044	942	879	563	38,414	3,165	3,165
Almacenes y Depósitos Ltda.	264	41	-	-	-	(12)	(77)
SQM Salar S.A.	639,804	871,339	474,225	201,581	762,058	193,367	193,300
SQM Industrial S.A.	1,030,937	702,192	741,820	83,751	685,634	19,144	11,224
Exploraciones Mineras S.A.	482	31,443	5,560	-	-	(666)	(666)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S,A.	296	550	423	364	2,299	(130)	12
Soquimich Comercial S.A.	138,413	22,447	33,058	1,037	162,582	6,618	6,301
Comercial Agrorama Ltda.	10,231	1,554	10,796	16	13,806	11	12
Comercial Hydro S.A.	9,014	87	122	-	50	460	460
Agrorama S.A.	12,848	595	13,759	16	15,131	(380)	(380)
Orcoma SpA	-	2,356	9	-	-	(8)	(8)
Orcoma Estudio SpA	2,059	2,931	347	-	-	9	9
SQM North America Corp.	200,156	16,348	201,343	-	255,455	(12,774)	(12,774)
RS Agro Chemical Trading Corporation A.V.V.	5,194	-	-	-	-	(7)	(7)
Nitratos Naturais do Chile Ltda.	2	229	3,255	-	-	618	618
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	115,720	3,539	-	-	4,882	303
SQM Peru S.A.	421	1	1,176	-	22	(104)	(104)
SQM Ecuador S.A.	19,660	147	18,883	35	16,778	447	447
SQM Brasil Ltda.	121	1	585	2,142	375	(2,694)	(2,694)
SQI Corporation N.V.	-	23	38	-	-	53	52
SQMC Holding Corporation L.L.P.	21,296	13,873	1,000	-	-	2,044	2,044
SQM Japan Co. Ltd.	2,327	211	239	495	2,861	159	159

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

62

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.6	Information on consolidated subsidiaries, continued

	12/31/2015
Subsidiary	Assets		Liabilities		Revenue	Profit (loss)	Comprehensive income (loss)
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	315,642	2,111	273,123	-	530,912	(5,536)	(5,536)
SQM Italia SRL	1,124	-	14	-	-	-	-
SQM Indonesia S.A.	3	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,814	14,360	14,814	-	-	(7)	(7)
SQM Comercial de México S.A. de C.V.	87,686	1,710	61,589	-	183,374	(3,399)	(3,399)
SQM Investment Corporation N.V.	81,328	130	29,054	861	-	17,865	17,865
Royal Seed Trading Corporation A.V.V.	72,828	-	93,235	-	-	(3,490)	(3,089)
SQM Lithium Specialties LLP	15,766	3	1,264	-	-	(7)	(7)
Soquimich SRL Argentina	243	-	199	-	-	(135)	(135)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	167	-	635	227	3,094	(90)	(90)
SQM Nitratos México S.A. de C.V.	40	4	25	6	291	4	4
Soquimich European Holding B.V.	71,166	112,488	79,906	-	-	3,245	(1,881)
SQM Iberian S.A.	55,444	65	50,169	-	137,869	11	11
SQM Africa Pty Ltd.	94,508	1,372	81,552	-	88,247	4,945	4,945
SQM Oceania Pty Ltd.	2,357	-	440	-	2,378	(192)	(192)
SQM Agro India Pvt, Ltd.	3	-	-	-	-	(1)	(1)
SQM Beijing Commercial Co. Ltd.	2,827	43	608	-	5,373	(58)	(58)
SQM Thailand Limited	9,765	27	6,991	-	11,539	125	125
Total	3,602,747	2,893,008	2,827,968	329,230	3,123,986	398,625	381,428

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

63

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 6	Background of companies included in consolidation (continued)

6.7	Detail of transactions between consolidated companies

a)	Transactions conducted in 2016

On May 12, 2016, the subsidiary SQM Iberian S.A. acquired 100% of interest in SQM Vitas Spain for ThUS$ 1,710, generating al loss of ThUS$104.

b)	Transactions conducted in 2015

On August 5, 2015, the subsidiary SQM Brasil Ltda. made a capital contribution of ThUS$572 in its subsidiary Nitratos Naturais do Chile Ltda. As a result of such transaction, SQM Brasil Ltda. increased its interest from 0.001% to 70.82% in such company. SQM Industrial S.A. was not involved in such capital increase, decreasing its interest from 99.99% to 29.18%. This generated no effects on the consolidated profit or loss of SQM S.A.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

64

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 7	Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of June 30, 2016 and December 31, 2015, cash and cash equivalents are detailed as follows:

	06/30/2016	12/31/20151
a) Cash	ThUS$	ThUS$
Cash on hand	90	87
Cash in banks	64,518	31,977
Other demand deposits	4,282	9,042
Total cash	68,890	41,106

	06/30/2016	12/31/2015
b) Cash equivalents	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	196,209	84,662
Short-term investments, classified as cash equivalents	317,892	401,491
Total cash equivalents	514,101	486,153

Total cash and cash equivalents	582,991	527,259

7.2	Short-term investments, classified as cash equivalents

As of June 30, 2016 and December 31, 2015, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	06/30/2016 MUS$	12/31/2015 MUS$
Legg Mason - Western Asset Institutional Cash Reserves	162,960	204,082
JP Morgan US dollar Liquidity Fund Institutional	154,932	197,409
Total	317,892	401,491

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

65

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 7	Cash and cash equivalents (continued)

7.3	Information on cash and cash equivalents by currency

As of June 30, 2016 and December 31, 2015, information on cash and cash equivalents by currency is detailed as follows:

	06/30/2016	12/31/2015
Original currency	MUS$	MUS$
Chilean Peso (*)	1,413	2,656
US Dollar	564,105	512,809
Euro	13,098	4,245
Mexican Peso	173	1,439
South African Rand	1,426	4,123
Japanese Yen	1,951	1,690
Peruvian Sol	2	1
Brazilian Real	20	8
Chinese Yuan	765	272
Indian Rupee	9	14
Thai Baht	1	1
Argentine Peso	4	1
Pound Sterling	24	-
Total	582,991	527,259

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of June 30, 2016 and December 31, 2015, restricted cash balances are presented in Note 10.9.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

66

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 7	Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2016 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	06/30/2016 ThUS$
Scotiabank	Fixed term	US$	0,55	06/08/2016	07/13/2016	20,000	7	20,007
Corpbanca	Fixed term	US$	0,72	06/09/2016	07/28/2016	20,176	8	20,184
Corpbanca	Fixed term	US$	0,60	06/16/2016	08/03/2016	20,111	5	20,116
Corpbanca	Fixed term	Ch$	0,35	05/31/2016	07/05/2016	20,903	73	20,976
Banco Crédito e Inversiones	Fixed term	US$	0,65	06/08/2016	07/20/2016	20,011	8	20,019
HSBC	Fixed term	US$	0,95	06/24/2016	08/03/2016	8,000	1	8,001
Banco Crédito e Inversiones	Fixed term	US$	0,65	06/08/2016	07/20/2016	20,011	8	20,019
Banco Santander Santiago	Fixed term	US$	0,73	06/09/2016	07/28/2016	10,006	4	10,010
Banco Santander Santiago	Fixed term	US$	0,65	06/22/2016	08/10/2016	20,008	3	20,011
Banco Santander Santiago	Fixed term	US$	0,58	06/30/2016	07/07/2016	550	-	550
Banco Santander Santiago	Fixed term	US$	0,60	06/30/2016	07/15/2016	5,100	-	5,100
Banco Santander Santiago	Fixed term	US$	0,62	06/30/2016	07/22/2016	3,100	-	3,100
Banco Santander Santiago	Fixed term	US$	0,65	06/30/2016	08/01/2016	587	-	587
Banco de Chile	Fixed term	US$	0,60	06/30/2016	08/01/2016	4,250	-	4,250
Banco Crédito e Inversiones	Fixed term	US$	0,70	06/30/2016	08/01/2016	5,000	-	5,000
Corpbanca	Fixed term	US$	0,70	06/30/2016	08/01/2016	7,000	-	7,000
Corpbanca	Fixed term	US$	0,75	06/30/2016	08/01/2016	2,000	-	2,000
Citibank New York	Overnight	US$	0,01	06/30/2016	07/01/2016	1,025	-	1,025
Citibank New York	Overnight	US$	0,01	06/30/2016	07/01/2016	4,671	-	4,671
BBVA Banco Francés	Fixed term	US$	0,28	06/062016	07/11/2016	205	-	205
Nedbank	On demand	US$	-	06/30/2016	07/01/2016	3,378	-	3,378
Total						196,092	117	196,209

2015 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date ThUS$	12/31/2015 ThUS$
Banco Crédito e Inversiones	Fixed term	US$	0.50	12/23/2015	1/27/2016	50,000	6	50,006
Corpbanca	Fixed term	US$	0.65	12/22/2015	1/21/2016	25,000	4	25,004
Banco Crédito e Inversiones	Fixed term	Ch$	0.32	12/30/2015	1/14/2016	1,338	-	1,338
Banco Santander Santiago	Fixed term	Ch$	0.31	12/30/2015	1/14/2016	704	-	704
Banco Crédito e Inversiones	Fixed term	US$	0.30	12/11/2015	1/11/2016	1,000		1,000
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	225	-	225
Citibank New York	Overnight	US$	0.01	12/31/2015	1/2/2016	614	-	614
BBVA Banco Francés	Fixed term	US$	19.00	12/2/2015	1/4/2016	236	-	236
ABN Amro Bank	On demand	Euro	-	12/31/2015	1/2/2016	1,240	-	1,240
Nedbank	On demand	US$	-	12/31/2015	1/2/2016	4,295	-	4,295
Total						84,652	10	84,662

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

67

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 8	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	06/30/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	7,849	4,844
Supplies for production reserves	29,738	29,353
Products-in-progress reserves	469,304	478,627
Finished product reserves	510,963	491,022
Total	1,017,854	1,003,846

As of June 30, 2016, the Company maintained inventories of caliche ore available for treatment for an amount of ThUS$ 35,036 and of ThUS$ 32,203 as of December 31, 2015.

As of June 30, 2016, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$528,331 and to ThUS$507,546 as of June 30, 2015.

Inventory reserves recognized as of June 30, 2016 amount to ThUS$78,981, and ThUS$80,369 as of December 31, 2015. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	06/30/2016 ThUS$	12/31/2015 ThUS$

Raw material reserves	93	93
Supplies for production reserves	920	920
Products-in-progress reserves	53,306	53,187
Finished product reserves	24,662	26,169

Total	78,981	80,369

The Company has not delivered inventory as collateral for the periods indicated above.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

68

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended June 30, 2016, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 29.97% as of June 30, 2016 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.12% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	19.72
76.165.311-5	Potasios de Chile S.A.	6.91
96.863.960-9	Inversiones Global Mining (Chile) Ltda.	3.34
Total Pampa Group		29.97

79.798.650-k	Inversiones la Esperanza (Chile) Ltda.	1.43
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.30
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.12

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

69

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary

As of June 30, 2016 and December 31, 2015, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panamá	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Vitas Spain (2)	Spain	US$	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Chilean peso	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

70

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.3	Detailed identification of the link between the Parent and subsidiary, continued

As of June 30, 2016 and December 31, 2015, the detail of entities that are a related parties of the SQM S.A: Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76.360.575-2	Orcoma SPA	Chile	US$	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V	Dutch Antilles	Euro	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Joint control
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96.529.340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Joint control or significant influence
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Joint control or significant influence
Foreign	Minera Exar S.A.	Argentina	US$	Joint venture
Foreign	SQM Vitas Southern Africa Pty.(1)	South Africa	US$	Joint control or significant influence

(1)	During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

(2)	During May 2016, SQM Vitas Holland B.V. sold the interest it had in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% o9f the interest through such transaction, which generated a loss of ThUS$ 104.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

71

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of June 30, 2016 and December 31, 2015, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of June 30, 2016 and December 31, 2015, the detail of significant transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	06/30/2016 ThUS$	12/31/2015 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	11,619	17,842
Foreign	Ajay Europe S,A.R.L.	Associate	France	Sale of products	10,480	23,545
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	658	1,748
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	7,821	15,618
Foreign	Ajay North America LLC.	Associate	United States	Dividends	1,303	5,185
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	2,186	7,902
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	2,412	5,557
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	-	296
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	740	1,187
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	206	286
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of services	-	34
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	36,877	62,543
Foreign	Kowa Company Ltd.	Other related parties	Japan	Services received	(1,217)	(933)
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	8,410	32,019
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	11,707	34,586
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	-	2,187
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	965	1,060
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of products	-	22,624
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	2,977	4,012
Foreign	SQM Vitas Spain	Joint venture	Spain	Sale of products	6,956	8,587
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Netherlands	Sale of products	-	27

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

72

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.5	Trade receivables due from related parties, current:
Tax ID N°	Company	Nature	Country of origin	Currency	06/30/2016	12/31/2015
					ThUS$	ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Ch$	743	377
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	2,420	2,338
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,100	3,031
Foreign	Ajay North America LLC.	Associate	United States	US$	2,755	2,538
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	779	772
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	88	9,314
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	22,482	23,465
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	9,379	19,156
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	14,452	16,026
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	2,390	750
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	17,043	21,464
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Ch$	34	52
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	157	-
Foreign	SQM Vitas Spain	Joint venture	Spain	Euro	-	566
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	404	-
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	45	52
Foreign	SQM Vitas Holland	Joint venture	Holland	Euro	50	-
Total					77,327	99,907

9.6	Trade payables due to related parties, current:

Tax ID No.	Company.	Nature	Country of origin	Currency	06/30/2016 ThUS$	12/31/2015 ThUS$

Foreign	SQM Vitas Fzco.	Joint venture	Arab Emirates	Arab Emirates dirham	-	251
Foreign	SQM Vitas Plantacote B.V.	Joint venture	Holland	Euro	-	184
Total as of to-date					-	435

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

73

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of which are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 26, 2016.

As of June 30, 2016, the Company has the following Committees:

-	Directors’ Committee: composed of Hans Dieter Linneberg A. and Edward J. Waitzer, Julio Rebolledo D. Such Committee performs the duties contained in Article 50 bis of Law No. 18.046, the Chilean “Securities Act”.

-	Audit Committee: composed of Hans Dieter Linneberg A. and Edward J. Waitzer, Julio Rebolledo D.

-	Health, Safety and Environmental Matters Committee: composed of Mrs. Joanne L. Boyes, Gonzalo Guerrero Y. and Arnfinn F. Prugger.

-	Corporate Governance Committee: composed of Edward J. Waitzer, Robert A. Kirkpatrick, and Hans Dieter Linneberg A.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

74

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of three hundred Unidades de Fomento (inflation-adjusted units) in favor the Chairman of the Board of Directors of SQM S.A. and of two hundred Unidades de Fomento in favor of each of the remaining seven directors of SQM S.A. regardless of the number of Meetings held or not held during the related month and for the periods between May 1, 2016 and April 30, 2017.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.135% of profit for the period effectively earned by the Company during fiscal year 2016.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during fiscal years 2016.

d)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2016.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2016 is paid.

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2016 amount to ThUS$1.943 (ThUS$ 2,769 as of December 31, 2015).

3)	Audit Committee

The remuneration of Directors Committee is composed of:

a)	The payment of a fixed, gross and monthly amount of three seventy-five Unidades de Fomento (inflation-adjusted units) in favor the three Directors that are members of the Director’s Committee regardless of the number of Meetings held or not held during the related month and for the periods between May 1, 2016 and April 30, 2017.

b)	A payment in domestic currency in favor of each of the three Directors consisting of a variable and gross amount equivalent to 0.02% of profit for the period effectively earned by the Company during fiscal year 2016 resulting after deducting the relevant amount for the concept of the amortization of gain from bargain purchase and regardless of the number of Meetings held or not held by the Directors’ Committee during such year.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

75

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

c)	The fixed and variable amounts indicated above will not be subject to any challenge between them and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2016.

d)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate with which the dividend declared for the commercial year 2016 is paid.

4)	Corporate Governance Committee, Health, Safety and Environmental Matters Committee and other Company’s Committees

Remuneration of such committees is composed of the payment of a fixed, gross, monthly amount of UF 50 for each director comprising such committees, regardless of the number of meetings held or not held during the related month or year.

5)	No guarantees have been constituted in favor of the directors.

6)	Senior management compensation:

a)	As of June 30, 2016, the global compensation paid to the 104 main executives amounts to ThUS$12,157 and the global compensation paid to the 103 main executives as of December 31, 2015 amounted to ThUS$19,355. This includes monthly fixed salary and variable performance bonuses.

b)	The Company has a bonuses intermediate and biannual plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

76

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 9	Related party disclosures (continued)

9.7	Board of Directors and Senior Management, continued

7)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (see Note 16).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended June 30, 2016 and the year ended December 31, 2015 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

9.8	Key management personnel compensation

	06/30/2016	12/31/2015
	ThUS$	ThUS$

Key management personnel compensation	12,157	19,355

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

77

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Description of other financial assets	06/30/2016 ThUS$	12/31/2015 ThUS$

Other current financial assets (1)	221,421	617,267
Derivatives (2)	9,548	19,058
Hedging assets	653	-
Total other current financial assets	231,622	636,325

Other non-current financial assets (3)	2,741	486
Total other non-current financial assets	2,741	486

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

(3)	The detail of other financial assets, non-current is as follows:

	06/30/2016 ThUS$	12/31/2015 ThUS$

Non-current investments not accounted for using the equity method of accounting	2,695	444
Other financial assets, non-current	46	42
Total other financial assets, non-current	2,741	486

Detail of other current financial assets

Institution	06/30/2016 ThUS$	12/31/2015 ThUS$
Banco Santander	52,294	175,433
Banco de Crédito e Inversiones	650	97,739
Banco de Chile	-	20,049
Corpbanca	81,644	122,951
Banco Itaú	81,463	80,830
Banco Security	-	24,861
Morgan Stanley	5,370	8,200
Scotiabank Sud Americano	-	78,180
HSBC Bank Chile	-	9,024
Total	221,421	617,267

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

78

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables

	06/30/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	281,048	-	281,048	279,590	-	279,590
Prepayments	15,730	-	15,730	9,155	-	9,155
Other receivables	10,425	1,250	11,675	13,480	1,050	14,530
Total trade and other receivables	307,203	1,250	308,453	302,225	1,050	303,275

	06/30/2016			12/31/2015
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	296,254	(15,206)	281,048	294,525	(14,935)	279,590
Trade receivables, current	296,254	(15,206)	281,048	294,525	(14,935)	279,590
Prepayments, current	18,530	(2,800)	15,730	11,955	(2,800)	9,155
Other receivables, current	12,439	(2,014)	10,425	15,476	(1,996)	13,480
Current trade and other receivables	327,223	(20,020)	307,203	321,956	(19,731)	302,225
Other receivables, non-current	1,250	-	1,250	1,050	-	1,050
Non-current receivables	1,250	-	1,250	1,050	-	1,050
Total trade and other receivables	328,473	(20,020)	308,453	323,006	(19,731)	303,275

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

79

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of June 30, 2016 and December 31, 2015, the detail of the unsecuritized portfolio is as follows:

06/30/2016
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,556	1,359	1,024	858	766	280	277	241	264	1,907	10,532
Portfolio under no renegotiated terms	232,124	18,732	9,531	10,450	7,474	1,878	301	115	199	9,815	290,619
Number of customers under renegotiated terms portfolio	10	242	77	48	26	15	9	9	18	368	822
Portfolio under renegotiated terms, gross	174	1,463	795	222	132	68	57	5	96	2,623	5,635
Total gross portfolio	232,298	20,195	10,326	10,672	7,606	1,946	358	120	295	12,438	296,254

12/31/2015
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, portfolio under no renegotiated terms	3,653	698	388	2,617	565	241	253	667	311	1,836	11,229
Portfolio under no renegotiated terms	249,892	13,268	1,484	9,572	2,720	19	264	6,159	1,067	6,340	290,785
Number of customers under renegotiated terms portfolio	17	1	551	38	8	1	3	7	6	235	867
Portfolio under renegotiated terms, gross	540	10	625	13	170	15	259	35	293	1,780	3,740
Total gross portfolio	250,432	13,278	2,109	9,585	2,890	34	523	6,194	1,360	8,120	294,525

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

80

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments, (continued)

10.2	Trade and other receivables, continued

The detail of allowances is as follows:

Provision and write-offs	06/30/2016 MUS$	12/31/2015 MUS$
Allowance for portfolio under no renegotiated terms	17,584	18,980
Allowance for portfolio with renegotiated terms	2,442	2,356
Write-offs for the period	(6)	(1,605)
Total	20,020	19,731

Credit risk concentration

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of June 30, 2016, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$325,972 and as of December 31, 2015 such contracts amounted to ThUS$331,853.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
June 30, 2016	653	706	(54)	-	(54)

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

June 30, 2016	52,425	20,652	(1,816)	510	(1,306)

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
June 30, 2016	3,009	(2,404)	(606)	701	95

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

81

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Hedging liabilities	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2015	74,786	(29,245)	86	96	182

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of June 30, 2016 and December 31, 2015.

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	53,881	UF	12/01/2026
H	191,638	UF	01/05/2018
M	46,463	UF	02/01/2017
O	68,339	UF	02/01/2017

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

82

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of June 30, 2016 and December 31, 2015, the detail is as follows:

	06/30/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	158,011	-	158,011	178,183	140,000	318,183
Obligations with the public	58,824	1,062,078	1,120,902	221,092	1,077,172	1,298,264
Derivatives	5,460	-	5,460	981	-	981
Hedging liabilities	20,404	35,142	55,546	1,774	73,031	74,805
Total	242,699	1,097,220	1,339,919	402,030	1,290,203	1,692,233

Current and non-current borrowings

As of June 30, 2016 and December 31, 2015, the detail is as follows:

	06/30/2016	12/31/2015
	ThUS$	ThUS$
Long-term borrowings	-	140,000
Short-term borrowings	97,866	97,079
Current portion of long-term borrowings	60,145	81,104
Short-term loans and current portion of long-term borrowings	158,011	178,183
Total borrowings assumed	158,011	318,183

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

83

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of June 30, 2016 and December 31, 2015, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	Rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.82%	0.82%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	4.3%	4.3%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.85%	0.85%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.84%	0.84%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.20%	1.20%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	0.74%	1.80%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.64%	1.54%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.55%	1.87%

		06/30/2016			06/30/2016
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	20,000	-	20,000	20,020	-	20,020	-	20,020
SQM.S.A.	Banco Estado	-	20,662	20,662	-	20,721	20,721	-	20,721
SQM.S.A.	Scotiabank Sud Americano	17,000	-	17,000	17,012	-	17,012	-	17,012
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	24	20,000	20,024	-	20,024
SQM Industrial S.A.	Banco Estado	-	20,000	20,000		20,089	20,089	-	20,089
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	-	40,170	40,170	(16)	40,154
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	10,000	10,000	-	10,034	10,034	(19)	10,015
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	10,000	10,000	-	10,005	10,005	(29)	9,976
Total		37,000	120,662	157,662	37,056	121,019	158,075	(64)	158,011

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

84

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	index	Repayment	Rate	rate
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.70%	0.70%
93.007.000-9	SQM.S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.58%	0.58%
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.57%	0.57%
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	0.44%	0.44%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.43%	1.30%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	United States	US$	Upon maturity	1.18%	1.05%
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.75%	1.39%

		12/31/2015			12/31/2015
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days ThUS$	90 days to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	90 days to 1 year ThUS$	Subtotal ThUS$	Borrowing costs ThUS$	Total ThUS$
SQM.S.A.	Scotiabank Sud Americano	-	20,000	20,000	13	20,000	20,013	-	20,013
SQM.S.A.	Banco Estado	-	20,000	20,000	9	20,000	20,009	-	20,009
SQM.S.A.	Scotiabank Sud Americano	-	17,000	17,000	8	17,000	17,008	-	17,008
SQM S.A.	Banco Estado NY Branch	-	-	-	1,067	-	1,067	-	1,067
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	16	20,000	20,016	-	20,016
SQM Industrial S.A.	Banco Estado	20,000	-	20,000	20,032	-	20,032	-	20,032
Royal Seed Trading Corporation A.V.V.	Bank of America	-	40,000	40,000	-	40,137	40,137	(49)	40,088
Royal Seed Trading Corporation A.V.V.	The Bank of Tokyo-Mitsubishi UFJ, Lda. (New York)	-	20,000	20,000	-	20,052	20,052	(54)	19,998
Royal Seed Trading Corporation A.V.V.	Export Development Canada	-	20,000	20,000	-	20,010	20,010	(58)	19,952
Total		20,000	157,000	177,000	21,145	157,199	178,344	(161)	178,183

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

85

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of June 30, 2016 and December 31, 2015, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	País					Payment of interest	Repaymnet
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.94%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	7/28/2016	US$	Semiannual	Upon maturity	4.62%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.95%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	5.57%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	7/5/2016	UF	Semiannual	Semiannual	5.22%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	8/1/2016	UF	Semiannual	Upon maturity	4.83%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	8/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			06/30/2016			06/30/2016
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$250,000	-		-	-	2.635	2,635	(386)	2,249
SQM S,A,	Chile	ThUS$250,000	-		-	-	4,618	4,618	(433)	4,185
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,628	2,628	(615)	2,013
SQM S,A,	Chile	C	-	5,909	5,909	-	6,107	6,107	-	6,107
SQM S,A,	Chile	H	-	-	-	3,708	-	3,708	(139)	3,569
SQM S,A,	Chile	M	-	38,537	38,537	534	39,391	39,925	(79)	39,846
SQM S,A,	Chile	O	-	-	-	921	-	921	(66)	855
Total			-	44,446	44,446	5,163	55,379	60,542	(1,718)	58,824

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

86

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	País					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	4/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	4/21/2016	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	1/28/2016	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	4/3/2016	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	6/1/2016	UF	Semiannual	Semiannual	6.52%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	1/5/2016	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	2/1/2016	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	2/1/2016	UF	Semiannual	Upon maturity	3.97%	3.80%

			12/31/2015			12/31/2015
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S,A,	Chile	ThUS$200,000	-	200,000	200,000	-	202,586	202,586	(73)	202,513
SQM S,A,	Chile	ThUS$250,000	-	-	-	-	2,674	2,674	(386)	2,288
SQM S,A,	Chile	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S,A,	Chile	ThUS$300,000	-	-	-	-	2,658	2,658	(614)	2,044
SQM S,A,	Chile	C	-	5,413	5,413	-	5,610	5,610	-	5,610
SQM S,A,	Chile	H	-	-	-	3,417	-	3,417	(139)	3,278
SQM S,A,	Chile	M	-	-	-	492	-	492	(130)	362
SQM S,A,	Chile	O	-	-	-	849	-	849	(67)	782
Total			-	205,413	205,413	9,406	213,528	222,934	(1,842)	221,092

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

87

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

c)	Types of interest-bearing borrowings, non-current

Non-current interest-bearing borrowings as of June 30, 2016 and December 31, 2015 are detailed as follows:

Debtor			Creditor			Currency or adjustment	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	index
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	1.94%	2.54%

		Nominal non-current maturities				Non-current maturities
		12/31/2015				12/31/2015
Company	Financial institution	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Total	Over 1 years to 2	Over 2 years to 3	Over 3 years to 4	Subtotal	Borrowings costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Estado NY Branch	140,000	-	-	140,000	140,000	-	-	140,000	-	140,000
Total		140,000	-	-	140,000	140,000	-	-	140,000	-	140,000

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

88

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of June 30, 2016 and December 31, 2015 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.94%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.62%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.95%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	5.57%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.22%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 06/30/2016							Non-current maturities 06/30/2016
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MMUS$250	-	250,000	-	-	-	250,000	-	250,000	-	-	-	250,000	(1,096)	248,904
MMUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,286)	246,714
MMUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,537)	296,463
C	5,909	5,909	5,909	5,909	32,496	56,132	5,909	5,909	5,909	5,909	32,496	56,132	-	56,132
H	-	-	-	-	157,564	157,564	-	-	-	-	157,564	157,564	(1,740)	155,824
O	-	-	-	-	59,087	59,087	-	-	-	-	59,087	59,087	(1,046)	58,041
Total	5,909	255,909	5,909	5,909	799,147	1,072,783	5,909	255,909	5,909	5,909	799,147	1,072,783	(10,705)	1,062,078

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

89

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of June 30, 2016 and December 31, 2015, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$200,000	04/15/2016	US$	Semiannual	Upon maturity	9.19%	6.13%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.89%	5.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.61%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.93%	3.63%
93.007.000-9	SQM S.A.	Chile	446	C	12/01/2026	UF	Semiannual	Semiannual	6.53%	4.00%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	5.20%	4.90%
93.007.000-9	SQM S.A.	Chile	700	M	02/01/2017	UF	Semiannual	Upon maturity	4.32%	3.30%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.97%	3.80%

Nominal non-current maturities 12/31/2015							Non-current maturities 12/31/2015
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MMUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(1,290)	248,710
MMUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(3,502)	246,498
MMUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(3,843)	296,157
C	5,413	5,413	5,413	5,413	32,482	54,134	5,413	5,413	5,413	5,413	32,482	54,134	-	54,134
H	-	-	-	-	144,357	144,357	-	-	-	-	144,357	144,357	(1,810)	142,547
M	36,089	-	-	-	-	36,089	36,089	-	-	-	-	36,089	(17)	36,072
O	-	-	-	-	54,134	54,134	-	-	-	-	54,134	54,134	(1,080)	53,054
Total	41,502	5,413	255,413	5,413	780,973	1,088,714	41,502	5,413	255,413	5,413	780,973	1,088,714	(11,542)	1,077,172

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

90

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

On the 30 of June 2016 and the 31st of December 2015, short term bonds of MUS$58,824 and MUS$221,092 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date, excluding bond issue costs. The non-current portion consisted of MUS$1,062,078 on the 30 of June 2016 and MUS$1,077,172 on the 31st December 2015, corresponding to the issuance of series C bonds, Single series bonds (ThUS$200), series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) excluding debt issue costs.

As of June 30, 2016 and December 31, 2015, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of June 30, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Series C bonds:

Payments made	06/30/2016	12/31/2015
	MUS$	MUS$
Principal payment	2,826	5,729
Interest payment	1,676	3,570

Single series first issue ThUS$200,000

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of June 30, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Single series bonds:

Payments made	06/30/2016 ThUS$	12/31/2015 ThUS$
Payments of principal owed	200,000	-
Payments of interest	6,125	12,250

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

91

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of June 30, 2016 and December 31, 2015, the Company has made the following payments with a charge to the Series G and H bonds:

Payments made	06/30/2016 ThUS$	12/31/2015 ThUS$
Payments of interest, Series H bonds	3,461	7,696

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

92

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of June 30, 2016 and December 31, 2015, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	06/30/2016 ThUS$	12/31/2015 ThUS$
Interest payment	6,875	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of June 30, 2016, and December 31, 2015 the Company has made the following payments with a charge to the Series M and O bonds:

Payments made	06/30/2016 ThUS$	12/31/2015 ThUS$
Payment of interest, Series M bonds	590	1,248
Payment of interest, Series O bonds	1,019	2,153

Single series bonds, third issue ThUS$300,000

On April 3, 2013 in the United States, the Company issued a non-guaranteed bond with a value of US$ 300 million. The bond is for a 10 year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds. The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of June 30, 2016 and December 31, 2015, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	06/30/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	5,438	10,875

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

93

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$ 250

On October 23, 2014, the Company informed the Chilean Superintendence of Securities and Insurance that Sociedad Química y Minera de Chile S.A. agreed to issue and place unsecured bonds of ThUS$ 250,000 in international markets. This, essentially, maturing in 2025 with a cover annual interest rate of 4.375% equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to the investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of June 30, 2016 and December 31, 2015, the following payments have been made.

Payments made	06/30/2016 ThUS$	12/31/2015 ThUS$
Payment of interest	5,469	8,203

10.5	Trade and other payables

	06/30/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	128,962	-	128,962	136,668	-	136,668
Other accounts payable	270	-	270	172	-	172
Total	129,232	-	129,232	136,840	-	136,840

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of June 30, 2016, the Company has purchase orders amounting to ThUS$28,022 (ThUS$15,888 as of December 31, 2015).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

94

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	06/30/2016 ThUS$	Effect on profit or loss as of 06/30/2016	12/31/2015 ThUS$	Effect on profit or loss as of 12/31/2015
		ThUS$		ThUS$
Current
Derivative instruments (IRS)	113	(168)	283	(242)
	113	(168)	283	(242)

Balances in the column effect on profit or loss consider the effects of agreements which were in force as of June 30, 2016, including derivatives, received during the year.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

95

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	06/30/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets measured at amortized cost	221,421	-	221,421	617,267	-	617,267
Investments held-to-maturity measured at amortized cost	-	2,741	2,741	-	486	486
Loans and receivables measured at amortized cost	307,203	1,250	308,453	302,225	1,050	303,275
Total financial assets measured at amortized cost	528,624	3,991	532,615	919,492	1,536	921,028

Financial assets at fair value through profit or loss	10,201	-	10,201	19,058	-	19,058
Total financial assets at fair value	10,201	-	10,201	19,058	-	19,058
Total financial assets	538,825	3,991	542,816	938,550	1,536	940,086

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

96

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	06/30/2016			12/31/2015
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss	25,864	35,142	61,006	2,755	73,031	75,786
Financial liabilities at fair value through profit or loss	25,864	35,142	61,006	2,755	73,031	75,786

Financial liabilities measured at amortized cost	344,525	1,062,207	1,406,732	536,115	1,217,172	1,753,287
Total financial liabilities measured at amortized cost	344,525	1,062,207	1,406,732	536,115	1,217,172	1,753,287
Total financial liabilities	370,389	1,097,349	1,467,738	538,870	1,290,203	1,829,073

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

97

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, and basis swap rates. In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

98

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.9	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of June 30, 2016 and December 31, 2015, assets pledged as guarantees are as follows:

Restricted cash	06/30/2016 ThUS$	12/31/2015 ThUS$
Isapre Norte Grande Ltda.	678	496
Total	678	496

10.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	Other current financial liabilities are considered at fair value equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

99

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	06/30/2016		12/31/2015
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	582,991	582,991	527,259	527,259
Current trade and other receivables	307,203	307,203	302,225	302,225
Receivables due from related parties, current	77,327	77,327	99,907	99,907
Other financial assets, current:
- Time deposits	221,491	221,491	617,267	617,267
- Derivative instruments	9,548	9,548	19,058	19,058
- Hedging assets	653	653	-	-
Total other current financial assets	231,692	231,692	636,325	636,325
Non-Current Trade Receivables	1,250	1,250	1,050	1,050
Other non-current financial assets:	2,741	2,741	486	486
Other non-current financial assets:	2,741	2,741	486	486
Other financial liabilities, current:
- Bank loans	158,011	158,011	178,183	178,183
- Derivative instruments	5,460	5,460	981	981
- Hedging liabilities	20,404	20,404	1,774	1,774
- Unsecured obligations	58,824	58,824	221,092	221,092
Other financial liabilities, current	242,699	242,699	402,030	402,030
Current and non-current accounts payable	129,232	129,232	136,840	136,840
Payables due to related parties, non-current	-	-	435	435
Other non-current financial liabilities:
- Bank loans	-	-	140,000	160,265
- Unsecured obligations	1,062,078	1,253,245	1,077,172	1,221,002
- Non-current hedging liabilities	35,142	35,142	73,031	73,031
Other non-current financial liabilities:	1,097,220	1,288,387	1,290,203	1,454,298

Fair value hierarchy

Fair value hierarchies are as follows:

a)	Level 1: When only quoted (unadjusted) prices have been used in active markets.

b)	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.

c)	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation technique used to determine the fair value of our hedging instruments is that indicated for Level 2.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

100

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 10	Financial instruments (continued)

10.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

101

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 11	Equity-accounted investees

11.1	Investments in associates recognized according to the equity method of accounting

As of June 30, 2016 and December 31, 2015, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

Associates	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	1,840	1,535	374	819	-	-	374	819
Abu Dhabi Fertilizer Industries WWL	12,641	11,766	744	1,455	-	455	744	1,910
Doktor Tarsa Tarim Sanayi AS	18,725	15,032	4,190	2,505	371	-	4,561	2,505
Ajay North America	13,691	12,913	1,965	3,600	-	-	1,965	3,600
Ajay Europe SARL	8,025	7,202	660	1,732	3	(21)	663	1,711
SQM Eastmed Turkey	67	70	-	(4)	-	-	-	(4)
Charlee SQM Thailand Co. Ltd,	1,460	1,318	82	122	2	89	84	210
Total	56,449	49,836	8,015	10,229	376	523	8,391	10,751

	Description of the nature of the		Country of	Share of ownership in	Dividends received
Associate	Relationship	Domicile	incorporation	associates	06/30/2016	12/31/2015
					ThUS$	ThUS$

Sales de Magnesio Ltda.	Commercialization of magnesium salts.	El Trovador 4285, Las Condes	Chile	50%	206	286
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	-	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	1.303	5,185
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	658	1,748
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	-	296

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

102

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 11	Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

06/30/2016
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,736	1,153	2,168	41	6,641	749	-	749
Abu Dhabi Fertilizer Industries WWL	35,555	2,337	3,729	-	22,208	2,010	-	2,010
Doktor Tarsa Tarim Sanayi AS	86,597	8,509	57,655	-	60,090	8,381	741	9,122
Ajay North America	20,566	10,847	3,471	-	19,791	4,010	-	4,010
Ajay Europe SARL	20,607	1,611	6,169	-	19,605	1,320	6	1,326
SQM Eastmed Turkey	924	360	26	1,125	-	-	-	-
Charlee SQM Thailand Co. Ltd.	7,400	551	4,299	-	5,786	205	6	211
Total	176,385	25,368	77,517	1,166	134,121	16,675	753	17,428

12/31/2015
						Gain (loss) from	Other
	Assets		Liabilities		Revenue	continuing operations	comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales de Magnesio Ltda.	4,141	825	1,881	16	11,982	1,638	-	1,638
Abu Dhabi Fertilizer Industries WWL	33,770	2,529	4,499	-	46,609	3,932	1,230	5,162
Doktor Tarsa Tarim Sanayi AS	103,099	7,555	80,588	-	64,374	5,009	-	5,009
Ajay North America	18,651	10,619	2,917	-	43,453	7,347	-	7,347
Ajay Europe SARL	18,979	1,661	6,239	-	40,484	3,464	(42)	3,422
SQM Eastmed Turkey	976	380	27	1,189	-	(8)	-	(8)
Charlee SQM Thailand Co. Ltd.	7,418	566	4,687	-	12,524	304	222	526
Total	187,034	24,135	100,838	1,205	219,516	21,686	1,410	23,096

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

103

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 11	Investment in Associates (continued)

11.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments unaccounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of June 30, 2016 and December 31, 2015.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

Note 12	Joint Ventures

12.1	Policy for the accounting of equity accounted investment in joint ventures

The method for the recognition of joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole.

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2016

On March 28, 2016, Sociedad Química y Minera de Chile S.A. entered into an agreement to enter a joint venture with Lithium Americas Corp to develop the Cauchari-Olaroz lithium project in Argentina.

SQM S.A. made a capital contribution of ThUS$25,000 in exchange for 50% of the ownership of Minera Exar S.A.

During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$ 104.

b)	Operations conducted in 2015

During June 2015, SQM Vitas Fzco. sold the ownership it had in SQM Vitas Southern Africa Pty., generating a loss of ThUS$450.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

104

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	06/30/2016	12/31/2015
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	Production and distribution of soluble fertilizers.	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate.	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition. Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Brazil Agroindustria	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Southern Africa Pty.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	33 Waterford Office Park Waterford Drive Fourways, 2055 South Africa	South Africa	50%	-	-
SQM Vitas Peru S.A.C.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
SQM Vitas Spain(1)	Production and commercialization of specialty plant nutrition	C/Manuel Echeverria Manzana 2 Muelle de la Cab ( Puerto Real )	Spain	50%	-	-
SQM Vitas Holland B.V	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
SQM Vitas Plantacote B.V.	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Minera Exar S.A.	Exploration and exploitation of minerals, processing and trading of such minerals	Dr. Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-

(1)	During May 2016, SQM Vitas Holland B.V. sold its interest in SQM Vitas Spain, to SQM Iberian S.A. resulting in the latter obtaining 100% in this transaction generating a loss of ThUS$ 104.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

105

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 12	Joint Ventures (continued)

12.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	12,679	13,257	(672)	(845)	-	(12)	(672)	(857)
Coromandel SQM India	974	962	-	88	-	-	-	88
SQM Vitas Fzco,	16,057	11,604	2,879	369	510	9,686	3,389	10,055
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,596	2,462	139	495	-	-	139	495
SQM Vitas Holland	1,388	1,181	235	(10)	-	-	235	(11)
Minera Exar S.A.	25,000	-	-		-	-	-	-
Total	58,694	29,466	2,581	97	510	9,674	3,091	9,770

Joint Venture	Equity-accounted investees		Share on profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	8,746	3,722	4,000	(72)	2,839	-	4,839	(36)
SQM Vitas Peru S.A.C (1)	6,452	5,061	1,253	786	-	-	627	393
SQM Vitas Spain (2)	-	1,182	-	(251)	-	-	-	109
SQM Vitas Plantacote B.V. (2)	721	3,598	(63)	215	-	-	(32)	(125)
Total	15,919	13,563	5,190	678	2,839	-	5,434	341

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.
(2)	SQM Vitas Holland

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

106

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 12	Joint Ventures (continued)

12.4	Assets, liabilities, revenue and expenses from joint ventures:

	06/30/2016
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	51,510	7,659	33,810	-	10,310	(1,344)	-	(1,344)
Coromandel SQM India	3,320	924	2,226	70	-	-	-	-
SQM Vitas Fzco,	18,565	16,722	3,174	-	4,700	5,758	1,019	6,777
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,621	213	642	-	4,272	278	-	278
SQM Vitas Brazil Agroindustria	29,691	8,589	29,533	-	31,683	4,000	5,678	9,678
SQM Vitas Peru S.A.C	23,870	8,732	21,554	4,594	8,758	1,253	-	1,253
SQM Vitas Holland B.V	2,075	721	19	-	-	471	-	471
SQM Vitas Plantacote B.V.	763	-	42	-	-	(63)	-	(63)
Total	135,415	43,560	91,000	4,664	59,723	10,353	6,697	17,050

	12/31/2015
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	56,053	8,023	37,563	-	65,929	(1,689)	(24)	(1,713)
Coromandel SQM India	3,738	924	2,668	70	5,816	176	-	176
SQM Vitas Fzco.	14,096	10,575	1,464	-	17,893	738	19,371	20,109
SQM Star Qingdao Corp. Nutrition Co. Ltd.	5,100	202	377	-	10,539	990	-	990
SQM Vitas Brazil Agroindustria	32,449	6,638	35,365	-	67,870	(72)	-	(72)
SQM Vitas Peru S.A.C	24,432	6,562	25,933	-	45,739	786	-	786
SQM Vitas Spain	1,662	729	1,208	-	11,875	218	-	218
SQM Vitas Holland B.V	428	1,955	18	-	-	(21)	-	(21)
SQM Vitas Plantacote B.V.	802	-	30	-	-	(250)	-	(250)
Total	138,760	35,608	104,626	70	225,661	876	19,347	20,223

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

107

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 12	Joint Ventures (continued)

12.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	6,198	737	13,727	13,955	-	-
Coromandel SQM India	63	63	1,027	1,027	-	-
SQM Vitas Fzco,	7,673	7,574	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	2,796	3,870	-	-	-	-
SQM Vitas Brazil Agroindustria	1,282	827	10,351	11,215	-	-
SQM Vitas Peru S.A.C.	159	160	-	-	-	-
SQM Vitas Spain	-	272	-	-	-	-
SQM Vitas Holland B.V	2,075	428	-	-	-	-
SQM Vitas Plantacote B.V.	763	802	-	-	-	-
Total	21,009	14,733	25,105	26,197	-	-

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	(344)	(687)	(2)	(241)	79	233
Coromandel SQM India	-	(69)	-	(73)	-	(89)
SQM Vitas Fzco.	(269)	(1,067)	(5)	(10)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(31)	(66)	-	(2)	(122)	(378)
SQM Vitas Brazil Agroindustria	(220)	(29)	(1,009)	(1,651)	(51)	(49)
SQM Vitas Peru S.A.C.	(16)	(29)	(1)	-	(38)	(370)
SQM Vitas Spain	-	(116)	-	(4)	-	(73)
SQM Vitas Holland B.V	-	-	-	(2)	-	-
SQM Vitas Plantacote B.V.	-	-	-	(3)	-	-
Total	(880)	(2,063)	(1.017)	(1,986)	(132)	(726)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

108

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 13	Intangible assets and goodwill

13.1	Balances

	06/30/2016	12/31/2015
	ThUS$	ThUS$
Intangible assets other than goodwill	108,970	110,428
Goodwill (1)	38,088	38,388
Total	147,058	148,816

(1)	The recoverable amount of the cash-generating unit has been determined based on a calculation of the value in use which used cash flow projections for a 5-year period.

The present value of the future cash flows generated by these assets has been estimated given a variance in sales volumes, market prices and costs, discounted at weighted average cost of capital (WACC).

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of June 30, 2016 and December 31, 2015 are detailed as follows:

		06/30/2016
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Software	Finite	23,258	(14,919)	8,339
Intellectual property rights, patents and other industrial property rights, service	Finite	1,482	(1,005)	477
Intellectual property rights, patents and other industrial property rights, service	Indefinite	96,503	-	96,503
Other intangible assets	Indefinite	3,651	-	3,651
Intangible assets other than goodwill		124,894	(15,924)	108,970
Goodwill	Indefinite	38,088	-	38,088
Total intangible assets and goodwill		162,982	(15,924)	147,058

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

109

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2015
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	23,251	(13,438)	9,813
Intellectual property rights, patents and other industrial property rights, service	Finite	1,448	(984)	464
Intellectual property rights, patents and other industrial property rights, service	Indefinite	96,500	-	96,500
Other intangible assets	Indefinite	3,651	-	3,651
Intangible assets other than goodwill		128,671	(18,243)	110,428
Goodwill	Indefinite	38,388	-	38,388
Total intangible assets and goodwill		167,059	(18,243)	148,816

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the lifetime or the number of productive units or other similar variables which constitute its useful life.

The estimated useful life for software is 3 and 6 years, for other finite useful life assets the period in which they are amortized relates to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life, and estimated tons to be extracted in the case of mining claims.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

110

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Indefinite	Indefinite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	6 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

e)	Other information to disclose on intangible assets

SQM has property rights and mining concessions of the Chilean Government, intended for the exploration and exploitation of saltpeter and brine. Such rights, have had no initial cost over registration costs, which are insignificant.

Also, SQM has acquired from third-parties other than the Chilean Government, mining concessions, which have been recognized at acquisition cost, which are amortized as the corresponding area is exploited based on the tons estimated to be extracted.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year as incurred.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

111

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of June 30, 2016:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059
Additions	-	88	19	-	-	-	107
Other increases (decreases)	(3,821)	(81)	15	3	-	(300)	(4,184)

Final balance	-	23,258	1,482	96,503	3,651	38,088	162,982

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)
Additions	-	-	-	-	-	-	-
Amortization	-	(1,476)	(20)	-	-	-	(1,496)
Other increases (decreases)	3,821	(5)	(1)	-	-	-	3,815

Final balance	-	(14,919)	(1,005)	-	-	-	(15,924)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

112

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of June 30, 2016, continued

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	9,813	464	96,500	3,651	38,388	148,816
Additions	-	88	19	-	-	-	107
Amortization	-	(1,476)	(20)	-	-	-	(1,496)
Other increases (decreases)	-	(86)	14	3	-	(300)	(369)

Final balance	-	8,339	477	96,503	3,651	38,088	147,058

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	3,821	23,062	1,524	97,386	3,698	38,388	167,879
Additions	-	189	15	-	-	-	204
Other increases (decreases)	-	-	(91)	(886)	(47)	-	(1,024)

Final balance	3,821	23,251	1,448	96,500	3,651	38,388	167,059

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

113

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 13	Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2015:

Movements in identifiable intangible assets, accumulated amortization	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	(3,821)	(9,996)	(939)	-	-	-	(14,756)
Additions	-	-	-	-	-	-	-
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	-	-	-	-	(10)

Final balance	(3,821)	(13,438)	(984)	-	-	-	(18,243)

Movements in identifiable intangible assets, net	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service rights of way	Intellectual property rights, patents and other industrial property rights, service rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance	-	13,066	585	97,386	3,698	38,388	153,123
Additions	-	189	15	-	-	-	204
Amortization	-	(3,432)	(45)	-	-	-	(3,477)
Other increases (decreases)	-	(10)	(91)	(886)	(47)	-	(1,034)

Final balance	-	9,813	464	96,500	3,651	38,388	148,816

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

114

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 14	Property, plant and equipment

As of June 30, 2016 and December 31, 2015, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	06/30/2016 MUS$	12/31/2015 MUS$
Property, plant and equipment, net
Land	34,624	34,589
Buildings	119,031	128,375
Machinery	346,669	393,461
Transport equipment	15,756	14,766
Furniture and fixtures	6,996	8,516
Office equipment	5,895	6,168
Production plants	85,764	80,027
Mining assets	33,813	41,392
Constructions in progress	191,964	151,831
Other property, plant and equipment (1)	781,081	824,451
Total	1,621,593	1,683,576
Property, plant and equipment, gross
Land	34,624	34,589
Buildings	266,939	264,645
Machinery	1,216,175	1,211,927
Transport equipment	79,978	79,979
Furniture and fixtures	37,592	37,492
Office equipment	38,963	38,285
Production plants	185,687	171,769
Mining assets	228,240	228,240
Constructions in progress	191,964	151,831
Other property, plant and equipment	1,806,636	1,804,515
Total	4,086,798	4,023,272

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	147,908	136,270
Accumulated depreciation and impairment of machinery	869,506	818,466
Accumulated depreciation and impairment of transport equipment	64,222	65,213
Accumulated depreciation and impairment of furniture and fixtures	30,596	28,976
Accumulated depreciation and impairment of office equipment	33,068	32,117
Accumulated depreciation and impairment of production plants	99,923	91,742
Accumulated depreciation and impairment of mining assets	194,427	186,848
Accumulated depreciation and impairment of other property, plant and equipment	1,025,555	980,064
Total	2,465,205	2,339,696

(1)	The detail of other property, plant and equipment is as follows:

	06/30/2016 MUS$	31/12/2015 MUS$
Other property, plant and equipment, net
Conveyor belt	36,533	39,666
Tank (TK)	21,486	26,046
Geomembrane/liner	148,369	155,409
Electric facilities	50,400	56,600
Lights	1,451	2,252
Other constructions	112,600	109,478
Piping	15,368	17,174
Pool	152,602	160,869
Well (water)	40,991	44,432
Pipes/HD lines	119,448	131,431
Railroad track	15,222	11,001
Other property, plant and equipment	66,611	70,093
Total	781,081	824,451

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

115

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation entries of changes in property, plant and equipment by type as of June 30, 2016, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,769	228,240	151,831	1,804,515	4,023,272
Changes
Additions	-	-	464	-	-	423	-	-	73,653	155	74,695
Divestitures	-	-	(623)	-	-	(1)	-	-	(216)	(181)	(1,021)
Increase(decrease) in foreign currency exchange	35	7	23	10	-	68	-	-	-	79	222
Reclassification	-	2,287	-	-	216	598	13,918	-	(21,134)	4,115	-
Other increases (decreases) (*)	-	-	4,384	(11)	(116)	(410)	-	-	(12,170)	(2,047)	(10,370)
Total changes	35	2,294	4,248	(1)	100	678	13,918	-	40,133	2,121	63,526
Final balance	34,624	266,939	1,216,175	79,978	37,592	38,963	185,687	228,240	191,964	1,806,636	4,086,798

Reconciliation entries of changes in property, plant and equipment by type as of June 30, 2016, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)		(980,064)	(2,339,696)
Changes
Divestitures	-	-	230	-	-	-	-	-	-	-	230
Depreciation expense	-	(11,064)	(44,866)	(3,504)	(1,585)	(1,261)	(8,184)	(7,579)	-	(42,967)	(121,010)
Increase(decrease) in foreign currency exchange	-	(12)	-	(8)	-	(33)	-	-	-	(17)	(70)
Reclassification	-	-	(202)	-	-	-	-	-	-	202	-
Other increases (decreases) (*)	-	(562)	(6,202)	4,503	(35)	343	3	-	-	(2,709)	(4,659)
Total changes	-	(11,638)	(51,040)	991	(1,620)	(951)	(8,181)	(7,579)	-	(45,491)	(125,509)
Final balance	-	(147,908)	(869,506)	(64,222)	(30,596)	(33,068)	(99,923)	(194,427)	-	(1,025,555)	(2,465,205)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

116

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of June 30, 2016, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,392	151,831	824,451	1,683,576
Changes
Additions	-	-	464	-	-	423	-	-	73,653	155	74,695
Divestitures	-	-	(393)	-	-	(1)	-	-	(216)	(181)	(791)
Depreciation expense	-	(11,064)	(44,866)	(3,504)	(1,585)	(1,261)	(8,184)	(7,579)	-	(42,967)	(121,010)
Increase(decrease) in foreign currency exchange	35	(5)	23	2	-	35	-	-	-	62	152
Reclassification	-	2,287	(202)	-	216	598	13,918	-	(21,134)	4,317	-
Other increases (decreases) (*)	-	(562)	(1,818)	4,492	(151)	(67)	3	-	(12,170)	(4,756)	(15,029)
Total changes	35	(9,344)	(46,792)	990	(1,520)	(273)	5,737	(7,579)	40,133	(43,370)	(61,983)
Final balance	34,624	119,031	346,669	15,756	6,996	5,895	85,764	33,813	191,964	781,081	1,621,593

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

117

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, gross	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	240,356	1,145,426	78,402	32,082	35,512	171,277	225,917	237,321	1,711,266	3,912,181
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	-	-	(9,193)	(369)	(9,581)
Increase(decrease) in foreign currency exchange	(82)	-	(53)	(23)	-	(104)	-	-	(1)	(180)	(443)
Reclassification	-	23,355	68,187	3,742	5,382	1,585	491	2,324	(178,445)	88,703	15,324
Other increases (decreases) (*)		1	(2,729)	(2,169)		(45)	1	(1)	(43,227)	973	(47,196)
Total changes	(33)	24,289	66,501	1,577	5,410	2,773	492	2,323	(85,490)	93,249	111,091
Final balance	34,589	264,645	1,211,927	79,979	37,492	38,285	171,7689	228,240	151,831	1,804,515	4,023,272

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, Accumulated depreciation	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(115,954)	(791,878)	(64,227)	(23,066)	(29,147)	(62,504)	(142,585)	-	(794,866)	(2,024,227)
Changes
Divestitures	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	(13,945)	(94,006)	(15,575)	(4,250)	(3,051)	(7,594)	(15,236)	-	(114,611)	(268,268)
Increase(decrease) in foreign currency exchange	-	1	-	16	-	66	-	-	-	30	113
Reclassification	-	(5,348)	70,419	24,887	(433)	2	(21,644)	(29,027)	-	(54,180)	(15,324)
Other increases (decreases) (*)	-	(1,024)	(3,001)	(10,314)	(1,227)	13			-	(16,437)	(31,990)
Total changes	-	(20,316)	(26,588)	(986)	(5,910)	(2,970)	(29,238)	(44,263)	-	(185,198)	(315,469)
Final balance	-	(136,270)	(818,466)	(65,213)	(28,976)	(32,117)	(91,742)	(186,848)	-	(980,064)	(2,339,696)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

118

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 14	Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2015, net	Land	Buildings	Machinery	Transport equipment	Furniture and fixtures	Office equipment	Production plants	Mining assets	Constructions in progress	Other property, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	34,622	124,402	353,548	14,175	9,016	6,365	108,773	83,332	237,321	916,400	1,887,954
Changes
Additions	49	933	1,109	32	28	1,338	-	-	145,376	4,122	152,987
Divestitures	-	-	(13)	(5)	-	(1)	-	-	(9,193)	(369)	(9,581)
Depreciation expense	-	(13,945)	(94,006)	(15,575)	(4,250)	(3,051)	(7,594)	(15,236)	-	(114,611)	(268,268)
Increase(decrease) in foreign currency exchange	(82)	1	(53)	(7)	-	(38)	-	-	(1)	(150)	(330)
Reclassification	-	18,007	138,606	28,629	4,949	1,587	(21,153)	(26,703)	(178,445)	34,523	-
Other increases (decreases) (*)	-	(1,023)	(5,730)	(12,483)	(1,227)	(32)	1	(1)	(43,227)	(15,464)	(79,186)
Total changes	(33)	3,973	39,913	591	(500)	(197)	(28,746)	(41,940)	(85,490)	(91,949)	(204,378)
Final balance	34,589	128,375	393,461	14,766	8,516	6,168	80,027	41,392	151,831	824,451	1,683,576

(*) The net balance of other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts 3) projects corresponding mainly to exploration expenditures and stain development and 4) impairment costs associated with the closure of the operations in the Pedro de Valdivia site, which are recognized in the caption Other expenses per function. The impairment amounted to ThUS$ 36,823 (see Note 27.5 and Note 34).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

119

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 14	Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$2,453 as of June 30, 2016 and ThUS$ 4,466 as of December 31, 2015.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

14.5	Impairment of assets

As stated in Note 3.28, the recoverable amount of property, plant and equipment is measured whenever there is an indication that the asset may be impaired. As of June 30, 2016 and December 31, 2015, no impairment adjustments were generated, except for that indicated in Note 34.

Note 15	Employee benefits

15.1	Provisions for employee benefits

Classes of benefits and expenses by employee	06/30/2016	12/31/2015
	MUS$	MUS$
Current
Profit sharing and bonuses	7,980	13,445
Total	7,980	13,445

Non-current
Profit sharing and bonuses	-	-
Severance indemnity payments	22,188	21,995
Total	22,188	21,995

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

120

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 15	Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

SQM maintains incentive programs for its employees based on the personal performance, the Company’s performance and other short-term, mid-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc..

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

121

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 15	Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

Staff severance indemnities at actuarial value	06/30/2016	12/31/2015
	ThUS$	ThUS$
Staff severance indemnities, Chile	20,984	20,883
Other obligations in companies elsewhere	1,204	1,112
Total other non-current liabilities	22,188	21,995

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements, without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 4.775%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3,500 of 1,980.

Methodology

The determination of the obligation for benefits under IAS 19 Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

122

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 15	Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2009 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees, a pension plan until 2002 called “SQM North America Retirement Income Plan”, whereby obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employee benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

15.5	Staff severance indemnities

As of June 30, 2016 and December 31, 2015, severance indemnities calculated at the actuarial value are as follows:

	06/30/2016 ThUS$	12/31/2015 ThUS$
Opening balance	(21,995)	(30,952)
Current cost of service	(495)	(898)
Interest cost	(711)	(1,588)
Actuarial gain/loss	(462)	1,242
Exchange rate difference	(1,466)	3,582
Benefits paid during the year	2,941	6,619
Balance	(22,188)	(21,995)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

123

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 15	Employee benefits (continued)

15.5	Staff severance indemnities, continued

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	06/30/2016	12/31/2015

Mortality rate	RV - 2009	RV - 2009
Actual annual interest rate	4.775%	4.89%
Voluntary retirement rotation rate:
Men	7.16%	7.16%	annual
Women	7.16%	7.16%	annual
Salary increase	3.60%	3.60%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of June 30, 2016 and December 31, 2015, on the actuarial calculation, the Company has conducting the sensitivity analysis of the main assumptions, determining the following:

Sensitivity analysis 06/30/2016	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,517)	1,558
Employee turnover rate	(264)	157

Sensitivity analysis 12/31/2015	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,437)	1,607
Employee turnover rate	(250)	148

Sensitivity relates to an increase/decrease of 100 basis points.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

124

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 16	Executive compensation plan

Through the present date, the Company has a compensation plan with the purpose of encouraging the Company’s executives and encourage them to stay in the Company, by granting payments based on the change in price of SQM’s shares.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

This compensation plan includes 21 of the Company’s executives, who obtain this benefit, provided they remain in the Company at the payment dates. Payment dates, if applicable, will be in the first weeks of January 2016, 2017 and 2018.

Compensation

The compensation for each executive is the differential between the average share price during each of the months of December 2015, December 2016 and December 2017, respectively, in its equivalent in US dollars and the reference prices, of US$23.48 and the average weighted price of the trading of SQM Series B shares in the Santiago Stock Exchange during December 2014. The differential cannot exceed US$15.00 and will be multiplied by 5,000. If the amount calculated is negative or zero, no bonus will be paid during that period, but in such case, the bond of benefit payable in the following period to the employee will be equal to the product of multiplying the difference by 10,000. If the value was negative or zero in December 2015 and also in December 2016, for calculating the bond of December 2017, the differential will be multiplied by 15,000.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of June 30, 2016 and December 31, 2015 are the following:

Movement for the period	2016	2015
In effect as of January 1	405,000	390,000
Redundant workers	(15,000)	(45,000)
Granted during the fiscal year	-	60,000
In circulation	390,000	405,000
Average weighted contractual life	18 months	24 months
Executives	21	24

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

125

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 17	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level by 1.2 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	06/30/2016	12/31/2015	Description (1)	Calculation (1)
Net Financial Debt MUS$	525,307	528,649	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4,07	3.84	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.18	0.18	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	8.8%	9.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	12.8%	13.4%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.83	0.93	Total Liability on Equity	Total Liabilities / Total Equity

(1)	Assumes the absolute value of the accounting records

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

126

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 17	Disclosures on equity (continued)

17.1	Capital management, continued

The Company’s capital requirements change depending on variables such as work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)	A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of June 30, 2016 and December 31, 2015, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

127

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 17	Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	06/30/2016		12/31/2015
Description of type of capital in
preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of June 30, 2016 and December 31, 2015, the Company has not placed any new issuances of shares on the market.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

128

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 17	Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

As of June 30, 2016 and December 31, 2015, this caption comprises the following:

	06/30/2016	12/31/2015
	ThUS$	ThUS$
Reserve for currency exchange conversion	(13,586)	(14,035)
Reserve for cash flow hedges	(1,910)	(1,699)
Reserve for actuarial gains or losses in defined benefit plans	(3,178)	(2,386)
Other reserves	(847)	(1,677)
Total other reserves	(19,521)	(19,797)

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

For the domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5.5% interest rate for 2016 and 2015.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

129

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 17	Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2016 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2016.

-	Distribution and payment, if possible during 2016, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2016 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2016, which are reflected in the Company’s financial statements as of September 30, 2016.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2016 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2017.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2016 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional dividends.

-	The Board of Directors does not consider the payment of any interim dividends

-	The Board of Directors considers as necessary to indicate that the aforementioned dividends policy corresponds to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such dividends policy is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

130

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 17 -	Disclosures on equity (continued)

17.5	Provisional dividends

On November 17, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance that the Company’s Board of Directors at the Ordinary meeting held today agreed to approve that the Company pays and distributes the provisional dividend referred to in the “Dividend Policy of SQM S.A. for Commercial Year 2015”, which was reported at the Shareholders’ Annual Ordinary Meeting held on April 24, 2015.

Consequently, SQM will pay and distribute, starting on December 10, 2015, a provisional dividend of US$0.31915 per share that is equivalent to a total of approximately US$84,000,000 or 49.82889% of net profit for distribution for commercial year 2015, accumulated as of December 31, 2015. This will be made with a charge to profit for such commercial year in favor of the Shareholders registered with the Company’s Shareholders’ Register on the fifth business day prior to December 10, 2015 and in its equivalent amount in Chilean pesos converted at the “Observed U.S. dollar” or “U.S. dollar” exchange rate as published in the Official Gazette of December 3, 2015.

At the Fortieth General Ordinary Shareholders’ Meeting of April 24, 2015, the shareholders approved the payment of a final dividend of US$ 0.56304 per share from profit for the year 2014. Such final dividend amount is to be discounted the provisional dividend of US$ 0.41493 per share already paid. Accordingly, the remaining balance of US$ 0.14811 per share shall be paid and distributed in favor of the Company’s shareholders who are registered with the related Shareholders’ Record on the fifth business day prior to the day in which such dividend will be paid. Such amount, if applicable, will be paid in Chilean pesos in accordance with the “Observed U.S. dollar exchange rate” or “U.S. dollar exchange rate” as published in the Official Gazette on April 24, 2015.

Dividends presented deducted from equity are:

	06/30/2016 ThUS$	12/31/2015 ThUS$
Dividends attributable to owners of the parent	1,243	85,945
Contingent dividend	150,000	-
Dividends payable	70,895	23,887
Total	222,138	109,832

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

131

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 18	Provisions and other non-financial liabilities

18.1	Types of provisions

	06/30/2016			12/31/2015
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	18,067	3,000	21,067	18,067	3,000	21,067
Provision for dismantling, restoration and rehabilitation cost (**)	-	5,890	5,890	-	5,890	5,890
Other provisions	15,083	-	15,083	13,445	-	13,445
Total	33,150	8,890	42,040	31,512	8,890	40,402

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Chile, Brazil and the United States (see note 19.1).

(**) Such provision is calculated considering the instructions issued by the regulating agency (Servicio Nacional de Geología y Minería de Chile, Sernageomin (The Chilean National Geology and Mining Service).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

132

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 18	Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Current provisions, other short-term provisions	06/30/2016	12/31/2015
	ThUS$	ThUS$
Provision for tax loss in fiscal litigation	742	610
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	9,703	6,310
Provision for additional tax related to foreign loans	555	524
Provision for article No. 21 one-off tax, fines and value-added tax	-	1,449
Miscellaneous provisions	4,083	4,552
Total	15,083	13,445
Other long-term provisions
Mine closure	5,890	5,890
Total	5,890	5,890

18.3	Other non-financial liabilities, current

Description of other liabilities	06/30/2016	12/31/2015
	ThUS$	ThUS$
Tax withholdings	901	5,946
VAT payable	1,800	6,677
Guarantees received	748	748
Accrual for dividend	70,894	23,887
Monthly tax provisional payments	6,389	5,985
Deferred income	16,670	9,764
Withholdings from employees and salaries payable	4,900	3,459
Accrued vacations	14,016	13,171
Other current liabilities	237	329
Total	116,555	69,966

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

133

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 18	Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions

	06/30/2016
Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	21,067	-	5,890	13,445	40,402
Changes in provisions:
Additional provisions	-	-	-	-	-	7,471	7,471
Provision used	-	-	-	-	-	(5,937)	(5,937)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	104	104
Total provisions, final balance	-	-	21,067	-	5,890	15,083	42,040

	12/31/2015
Description of items that gave rise to variations	Guarantee	Restructuring (*)	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	22,567	-	5,890	8,180	36,637
Changes in provisions:
Additional provisions	-	16,327	8,500	-	-	14,733	39,560
Provision used	-	(16,327)	(10,000)	-	-	(9,111)	(35,438)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(357)	(357)
Total provisions, final balance	-	-	21,067	-	5,890	13,445	40,402

(*) Provisions relating to restructuring in 2015 are related to the closure of the Pedro de Valdivia site. See Note 34.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

134

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 18	Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil, Chile and the United States).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

135

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for the lawsuits in which the probability that judgments are unfavorable for the Company is more likely than not. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz.
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Subpoena to hear the verdict.
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	The Jury rejected the lawsuit. The plaintiff files an appeal, the resolution of which is pending.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM North America Corporation The lawsuit also was filed against Sociedad Química y Minera de Chile S.A. this lawsuit has not yet been notified to the Company.
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Processing suspended.
	Nominal value	:	Not possible to determine.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

136

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	SQM Europe N.V. and its insurance companies.
	Date	:	July 2013.
	Court	:	Commercial Court.
	Reason	:	Alleged indirect responsibility for the absence of adequate specification for the SOP–WS by the Belgian distributor.
	Status	:	Evidence.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al.
	Defendant	:	SQM Nitratos S.A. and its insurers.
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Compensation claim for alleged civil liability under tort as a result of an explosion that occurred on September 6, 2010 near Baquedano, causing the death of 6 workers. Transactions performed with the families of five of such workers.
	Status	:	Evidence.
	Nominal value	:	ThUS$500.

6.	Plaintiff	:	Corporación de Fomento de la Producción (CORFO).
	Defendant	:	SQM Salar S.A. and Sociedad Química y Minera de Chile S.A.
	Date	:	May 2014.
	Court	:	Arbitration court.
	Reason	:	Early termination of lease agreement entered into on November 12, 1993 maturing on December, 2030 -i- because of alleged noncompliance of the full payment of quarterly income related to certain products between 2009-2013 and -ii- and alleged lack of demarcation of certain mining properties owned by CORFO for which a demarcation was never required in such agreement, and in addition, compensation for damages, among other matters.
	Status	:	Evidence.
	Nominal value	:	ThUS$9,000.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

137

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	CORFO
	Defendants	:	SQM Salar S.A, SQM Potasio S.A. and SQM S.A.
	Date	:	August 2016.
	Court	:	Arbitration Court- Arbitrator Mr. Héctor Humeres.
	Reason	:	Project early termination entered on November 12, 1993 and other related contracts among other matters involving compensation for damages.
	Status	:	Demand filed.
	Nominal value	:	Not determined.

8.	Plaintiff	:	SQM Salar S.A and SQM S.A.
	Defendant	:	CORFO
	Date	:	Not determined.
	Court	:	Arbitration Court - Arbitrator Mr. Héctor Humeres.
	Reason	:	Complaint for declaratory relief for the determination of whether the income from the lease paid by SQM Salar S.A. under the Lease Contract entered into on November 12, 1993, has been consistent with the agreement by the parties and the income formula as applied and has been useful for CORFO.
	Status	:	Constitution of the arbitration proceeding where the establishment of the Rules of procedure is pending.
	Nominal value	:	Not yet defined.

9.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos S.A.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures.
	Status	:	Evidence.
	Nominal value	:	ThUS$ 835.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

138

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	Hugo Gutiérrez Gálvez.
	Defendant	:	Sociedad Química y Minera de Chile S.A. et al and Senators Jaime Orpis B. and Fulvio Rossi C.
	Date	:	July 2015.
	Court	:	8th Supervisory Court in Preliminary Proceedings of Santiago, Chile
	Reason	:	Alleged extortion–bribery and money laundering under Law No. 20.393 on the Legal Responsibility of Juridical Persons and other standards.
	Status	:	Initial filing.
	Nominal value	:	None.

11.	Plaintiff	:	Patricio Contesse G.
	Defendant	:	SQM S.A.
	Date	:	September 2015.
	Court	:	First Labor Court of Santiago.
	Reason	:	Seeking the payment of severance indemnities and other employment termination benefits.
	Status	:	Appeal
	Nominal value	:	ThUS$5,665.

12.	Plaintiff	:	SQMS
	Defendant	:	RSA Seguros Chile S.A.
	Date	:	In August 2016.
	Court	:	Arbitration Court – Arbitrator Mr. Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Arbitration proceeding constituted. The complaint will be presented in the near future.
	Nominal value	:	US$ 20,657,860.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

139

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

13.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff – Class Action – Class Period.
	Defendant	:	Sociedad Química y Minera de Chile S.A.
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Class Actions – Class Period. SQM would have not reported properly to the US Securities and Exchange Commission on certain expenses made during certain years which could be associated with alleged contributions to politicians. Such expenses would not have the related supporting documentation for being substantiated as necessary to generate income and this would have generated the intervention by several Chilean Government authorities – the Chilean Superintendence of Securities and Insurance (SVS), the Chilean Internal Revenue Service and Public Ministry – and the decrease of the value of the shares –ADS’s of SQM owned by the plaintiffs.
	Status	:	Filing of the class action.
	Nominal value	:	Not determined.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitration or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

140

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the SQM Group with domestic and foreign banks and the issuance of bonuses in the local and international market require that the Company comply with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$1,000,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.2 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.

-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of June 30, 2016, the aforementioned financial indicators are as follows:

Indicator	06/30/2016	12/31/2015
Equity ThUS$	2,320,905	2,400,356
Net Financial Debt/ EBITDA	0.77	0.73
Indebtedness	0.83	0.93
SQM Industrial and SQM Salar debt / Current assets	0.02	0.01

Issuance contracts for bonuses issued abroad does not require that the Company merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or American laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) the Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

141

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that the subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from the commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$ 18,058 as of June 30, 2016 (ThUS$ 23,155 as of December 31, 2015).

On 15 November 2013, Corporación de Fomento de la Producción (CORFO) sent a letter to SQM Salar S.A. (SQMS) stating its intention to a) collect the amount of Ch$2,530,298,919 (ThUS$4,823) that in CORFO’s opinion, SQMS would owe to it for the calculation and payment of rental payments according to the “Lease Agreement of OMA Mining Claims located in the Atacama Salt Flat” entered into between CORFO and SQMS on November 12, 1993 (the AGREEMENT) and b) require the constitution of an instance of arbitration stated in the AGREEMENT with the purpose that the arbitrator appointed by the “Arbitration Center of the Santiago Chamber of Commerce” determines if other alleged lease payment obligations may exist that SQMS could owe to CORFO under the AGREEMENT.

During May 2014, CORFO filed a lawsuit against SQMS requesting the early termination of the agreement and other requests explained in Note 19.1. Such lawsuit is currently being processed.

SQMS differs completely form CORFO’s claims. In fact, the AGREEMENT has been in force for more than 20 years and during all this time, SQMS has paid to CORFO more than 80 quarterly payments in their entirety and on a timely basis that CORFO has received satisfactorily.

In our legal advisors’ opinion, there are no legal grounds to early terminate the lease agreement as –i- noncompliance on which the lawsuit is based do not exist and, if any, -ii- these are not gross or essential or hinder the purpose of the agreement –iii- the company has never had the intention of deceiving and has always been fully transparent in providing the information delivered. On the contrary, the conflict solely corresponds to a discussion on the right formula to calculate the rent amount.

The total amount finally requested by CORFO was at least US$ 8,940,829 – plus interests and costs – and the arbitration proceeding is close to the beginning of the evidentiary stage. CORFO and SQMS waived all recourses against the judgment provided by the arbitrator. However, it is not possible to discard the filing of a complaint appeal or an appeal in cassation alleging incompetence or ultra petita and indicating the jurisprudence of the courts of justice, considering that both recourses cannot be waived.

On August 17, 2016, CORFO noticed a new arbitration claim filed against SQM Potasio S.A., SQM S.A. and SQM Salar S.A., by virtue of which it required the early termination of the Project Contract entered on November 12, 1993 and other related contracts among other matters.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

142

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.3	Commitments, continued

In addition, on June 15, 2016, SQM S.A. and SQM Salar S.A. have started the process for filing a new arbitration claim against CORFO. Through this arbitration proceeding, SQM S.A. and SQM Salar S.A. expect to obtain a declaratory judgment that determines whether income paid under the Lease contract for the entire period elapsed of the contract have been useful for CORFO. The establishment of the Rules of the procedure is pending.

During the period ended June 30, 2016, income related to products from the Atacama saltpeter deposit represented a 42.56% of total comprehensive income of the Company for the same period. This corresponds to income considered in the Potassium and Lithium product business lines.

Additionally, during the same period, SQM Salar S.A. sold potassium salts (sylvinite) and wet potassium chloride for a total of ThUS$ 51,296 to SQM Industrial S.A., a subsidiary of SQM to be used as supplies in the production of potassium nitrate.

On June 6, 2016, The Chilean Superintendence of the Environment filed charges against SQM S.A. with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

These charges relate to certain variables of the Follow-up Plan and the implementation of a mitigation action contemplated in the related Environmental Impact Study. The Company has submitted a Compliance Program which details the actions and commitments that the Company will perform to resolve the objections by the environmental authority. The Chilean Superintendence of the Environment is currently reviewing such Compliance Program and has to provide its sentence.

19.4	Tax contingency

During 2015, SQM and its subsidiaries SQM Salar and SQM Industrial have submitted to the Chilean IRS four tax amendments (two by SQM, one by SQM Salar and one by SQM Industrial).

The first two (one filed by SQM and another filed by SQM Salar), subsequent to being approved by the Chilean IRS generated payments of taxes, interests and other charges for ThUS$ 8,100, which was recorded in a provision in the results for the first quarter of 2015.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

143

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.4	Tax contingency, continued

Additionally, during August 2015, the Company provided to the Chilean IRS for review and approval, the documentation required to amend the annual income tax returns of SQM and SQM Industrial. SQM believes that as a result of these amendments the Company will have to pay approximately US$1.4 million for the concept of taxes, interests and other charges, Such amount was recorded in a provision in the results for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with approximate payment of US$ 50 thousand.

Accordingly, SQM and its subsidiaries understand the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the commercial years 2008 to 2014 and which could be a matter of tax amendment.

Because of the aforementioned amendments, SQM, SQM Salar and SQM Industrial might be affected by additional penalty established in article 97 No. 4, first subparagraph of the Tax Code for an amount between 50% and 300% of taxes paid. The Company has currently not estimated making any provisions related to this possible additional penalty.

On August 28, 2015, the Chilean IRS sent to SQM a request for payment of taxes of US$8.7 million plus interests and fines related to the tax difference resulting from the application of articles 64 Bis and 64 Ter of the Chilean Income Tax Law. On September 9, 2015, SQM filed a Request for Voluntary Administrative Reconsideration with the Chilean IRS, which was not accepted. As a result, the Company paid the amounts as requested totaling US$14.6 million, and reserved its right to file a tax claim against the request for payment by the Chilean IRS with the Courts of Justice.

In the Company’s tax lawyers’ opinion, grounds exist to believe this case will be resolved in favor of the Company and, as such, no provisions have been made with respect to this case.

19.5	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with that established by the Chilean Superintendence of Healthcare which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of June 30, 2016, the guarantee amounts to ThUS$678.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

144

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.5	Restricted or pledged cash, continued

SQM S.A. maintains funds with Morgan Stanley for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge a portion of the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$ 5,370 to Morgan Stanley, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap is lower than the sum of that delivered ThUS$5,370 and the collateral threshold ThUS$ 5,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

SQM S.A. maintains funds with BCI for the concept of margin call, which provide collateral for the Bank’s exposition towards the Company.

Such collateral hedges the fair value of the Cross Currency Swap that SQM S.A. has to hedge the Series H Bond.

Through the present date, SQM S.A. has delivered ThUS$650 to BCI, which will be released when any of the following conditions occur:

1.	The market value of the Cross Currency Swap of the last business day of the month is lower than the sum of that delivered ThUS$650 and the collateral threshold ThUS$ 10,000.
2.	The Cross Currency Swap associated with the H Series Bond expires on January 5, 2018.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

145

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.6	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$8,401 and ThUS$7,137 on June 30, 2016 and December 31, 2015 respectively; which is detailed as follows:

		06/30/2016	12/31/2015
Grantor	Relationship	ThUS$	ThUS$
Agrícola Lobert Ltda.	Unrelated third party	613	760
Agroc Patricio Bornand L. Eirl	Unrelated third party	352	322
Arena Fertilizantes y Semillas	Unrelated third party	227	211
Bernardo Guzman Schmidt	Unrelated third party	125	115
Comercial Agrosal Ltda.	Unrelated third party	105	-
Contador Frutos S.A.	Unrelated third party	1,575	1,443
Covepa SPA	Unrelated third party	1,679	780
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	125	115
Hortofruticola La Serena	Unrelated third party	292	267
Johannes Epple Davanzo	Unrelated third party	581	451
Juan Luis Gaete Chesta	Unrelated third party	244	227
Lemp Martin Julian	Unrelated third party	112	103
Soc. Agrocom. Julio Polanco	Unrelated third party	151	141
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Vicente Oyarce Castro	Unrelated third party	220	202
Total		8,401	7,137

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

146

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

	Debtor			Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	06/30/2016 ThUS$	12/31/2015 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,170	40,137
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	10,005	20,010
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	10,034	20,052
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

147

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 19	Contingencies and restrictions (continued)

19.7	Indirect guarantees, continued

The bonds which disclose a balance as of June 30, 2016 and December 31, 2015 are detailed below:

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	06/30/2016 ThUS$	12/31/2015 ThUS$
Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

148

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 20	Revenue

As of June 30, 2016 and 2015, revenue is detailed as follows:

	January to June		April to June
	2016	2015	2016	2015
Types of revenue	ThUS$	ThUS$	ThUS$	ThUS$

Sales of goods	879,357	868,269	489,159	482,414
Provision of services	2,102	3,499	455	1,835
Total	881,459	871,768	489,614	484,249

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	06/30/2016 ThUS$	06/30/2015 ThUS$
Earnings (losses) attributable to owners of the parent	141,613	154,904

	06/30/2016 Units	12/31/2015 Units
Number of common shares in circulation	263,196,524	263,196,524

	06/30/2016	06/30/2015
Basic earnings per share (US$ per share)	0.5381	0.5885

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

149

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 22	Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of June 30, 2016, total interest expenses incurred amount to ThUS$32,421 (ThUS$34,973 as of June 30, 2015).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

22.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	06/30/2016	06/30/2015

Capitalization rate of costs for capitalized interest, property, plant and equipment	5%	5%

Amount of costs for interest capitalized in ThUS$	2,453	2,407

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

150

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 23	Effect of fluctuations on foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	06/30/2016 ThUS$	06/30/2015 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(1,594)	(3,209)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	1,279	(4,244)

Conversion foreign exchange reserves attributable to the non-controlling entity	37	(62)

b)	Reserves for foreign currency exchange differences:

As of June 30, 2016, and December 31, 2015, foreign currency exchange differences are detailed as follows:

Detail	06/30/2016 ThUS$	12/31/2015 ThUS$

Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(11)	(20)
Proinsa Ltda.	(9)	(15)
Comercial Agrorama Ltda.	(70)	(100)
Isapre Norte Grande Ltda.	(117)	(155)
Almacenes y Depósitos Ltda.	28	(31)
Sales de Magnesio Ltda.	(50)	(161)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(5)	(9)
Agrorama S.A.	(52)	(35)
Doktor Tarsa	(8,815)	(8,305)
SQM Vitas Fzco	(1,741)	(2,245)
Ajay Europe	(1,591)	(1,731)
SQM Eastmed Turkey	(85)	(81)
Charlee SQM (Thailand) Co. Ltd.	(431)	(476)
Coromandel SQM India	(301)	(301)
SQM Italia SRL	(233)	(250)
SQM Oceania Pty Ltd.	(634)	(634)
SQM Indonesia S.A.	(123)	(123)
Abu Dhabi Fertilizers Industries WWL.	21	21
SQM Vitas Holland	(303)	(320)
SQM Thailand Limited	(68)	(68)
Total	(13,586)	(14,035)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

151

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 23	Effect of fluctuations on foreign currency exchange rates (continued)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U.S. dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24	Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

152

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of June 30, 2016 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$2,177 and are detailed as follows:

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

153

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 06/30/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	542	06/30/2016
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	174	11/30/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	52	11/30/2016
SQM Industrial S.A.	J0033 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	12/31/2016
SQM Industrial S.A.	J0041 - DIA Disposal filed area Coya Sur	Environmental processing	Asset	Not classified	28	12/31/2016
SQM Industrial S.A.	I0076 – NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	36	09/29/2016
SQM Salar S.A.	C0015 – 2016 Extraction ponds (Peralte)	Sustainability: Environment and Risk Prevention	Expense	Not classified	60	12/31/2016
SQM Salar S.A.	J0043 – Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	10	12/31/2016
SQM S.A.	I0046 – 2014-2015 Pampa Hermosa Cultural Heritage	Sustainability	Expense	Not classified	307	12/31/2016
SQM S.A.	I007300 – Compliance with Iodine Gas Exposure Regulations	Environmental processing	Expense	Not classified	257	12/31/2016
SQM S.A.	I0032- Hazardous Materials Standardization	Sustainability: Environment and Risk Prevention	Asset	Not classified	65	12/31/2016
SQM S.A.	I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	56	11/30/2016
SQM S.A.	I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	28	12/31/2016
SQM S.A.	I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	107	03/31/2017
SQM S.A.	I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	4	03/31/2017
SQM S.A.	P0030 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	166	12/31/2016
SQM S.A.	P0035 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	20	12/31/2016
SQM S.A.	I0093 - Replacement of lighting for NV warehouse	Sustainability: Environment and Risk Prevention	Asset	Not classified	17	12/31/2016
SIT S.A.	T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	27	12/31/2016
Total					2,177

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

154

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 06/30/2016

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Expense	Not classified	24	11/30/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	8	11/30/2016
SQM Industrial S.A.	J0041 - DIA Disposal filed area Coya Sur	Environmental processing	Asset	Not classified	84	12/31/2016
SQM Industrial S.A.	J0033 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	95	12/31/2016
SQM Industrial S.A.	J0043 – Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	29	12/30/2016
SQM Industrial S.A.	I0076 - NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	108	09/29/2016
SQM Industrial S.A.	J0046 – 2016 Atmospheric Plant Sustentation	Sustainability: Environment and Risk Prevention	Asset	Not classified	177	12/31/2016
SQM Industrial S.A.	I0101 – Training and acquisition of supplies for the Nueva Victoria Rescue Brigade.	Sustainability: Environment and Risk Prevention	Expense	Not classified	6	12/31/2016
SQM Salar S.A.	C0015 - 2016 Extraction ponds (Peralte)	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2016
SQM S.A.	I0032 - Hazardous Materials Standardization	Sustainability: Environment and Risk Prevention	Asset	Not classified	2	12/31/2016
SQM S.A.	I0046 - 2014-2015 Pampa Hermosa Cultural Heritage	Sustainability	Expense	Not classified	129	12/31/2016
SQM S.A.	I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	71	11/30/2016
SQM S.A.	I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	10	03/31/2017
SQM S.A.	I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	4	03/31/2017
SQM S.A.	I0073 – Compliance with Iodine and Gas Capture Standard	Environmental processing	Expense	Not classified	315	12/31/2016
SQM S.A.	P0030 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	30	12/31/2016
SQM S.A.	P0035 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	26	12/31/2016
SQM S.A.	I0093 - Replacement of lighting for NV warehouse	Sustainability: Environment and Risk Prevention	Asset	Not classified	50	12/31/2016
SQM S.A.	I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	86	12/31/2016
SIT S.A.	T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	80	12/31/2016
Total					1,336

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

155

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.3	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
Miscellaneous	Environmental-operational area	Not classified	Expense	Not classified	1,683	12/31/2015
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	138	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,619	12/31/2015
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	3,174	12/31/2016
SQM Industrial S.A.	PQXM – Elaboration DIA Operation with batteries in PV	Environmental processing	Asset	Not classified	1	12/31/2015
SQM Industrial S.A.	04-I0002 - Nueva Iris TAS	Sustainability	Asset	Not classified	48	12/31/2015
SQM Industrial S.A.	04-I0023 - Acquisition of leak detection equipment	Sustainability: Environment and Risk Prevention	Asset	Not classified	39	12/31/2015
SQM Industrial S.A.	04-J0033 – Improvements to water distribution	Sustainability: Environment and Risk Prevention	Expense	Not classified	392	12/31/2015
SQM Industrial S.A.	04-I0076 – NV evaporation ponds	Sustainability: Environment and Risk Prevention	Expense	Not classified	62	09/29/2016
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability	Expense	Not classified	174	12/31/2015
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,579	12/31/2015
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	12/31/2015
SQM S.A.	IQWS - Mine Area equity measures Stage II	Sustainability: Environment and Risk Prevention	Expense	Not classified	102	12/31/2015
SQM S.A.	IQX6 – Environmental management plan of Tamarugos Pampa del Tamarugal 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	154	12/31/2015
SQM S.A.	IQXB – Environmental management plan of Tamarugos Salar de Llamara 2013-2014	Sustainability: Environment and Risk Prevention	Asset	Not classified	19	12/31/2015
SQM S.A.	01-I0032 – Standardization of hazardous materials	Sustainability: Environment and Risk Prevention	Asset	Not classified	20	12/31/2016
SQM S.A.	01-I0042 – Mine are equity measures Stage III	Sustainability: Environment and Risk Prevention	Expense	Not classified	41	12/31/2015
SQM S.A.	01-I0046 – Cultural Heritage Pampa Hermosa 2014 - 2015	Sustainability	Expense	Not classified	15	03/31/2016

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

156

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2015, continued

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM S.A.	01-IQWP - 01-J0011 - DIA expansion of NV mine site	Environmental processing	Expense	Not classified	19	04/02/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	5	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	133	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	363	03/31/2017
SQM S.A.	01-I0072 - Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	54	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	6	07/31/2017
SQM S.A.	01-P0030 – Plant 1 Scrubber and Plant 3 Scrubber	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	12/31/2015
SQM S.A.	01-P0035 – Tur Development Master Plan	Sustainability: Environment and Risk Prevention	Expense	Not classified	12	01/31/2016
SQM Salar S.A.	LQDM – certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	256	12/31/2015
SIT S.A.	TQQ5 – Environmental curtains, Field No.8	Sustainability: Environment and Risk Prevention	Expense	Not classified	221	12/31/2015
SIT S.A.	03-T0008 – Mobile belt protections 2, 5 and 7	Sustainability: Environment and Risk Prevention	Expense	Not classified	11	12/31/2016
SIT S.A.	03-T0030 – Archeological salvage for northern access, Port of Tocopilla	Sustainability	Expense	Not classified	8	12/31/2015
Total					12,560

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

157

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.3	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2015

Identification of the Parent or subsidiary	Name of the project with which expenditure is associated	Concept for which the expenditure was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of expenditure	Actual or estimated date on which expenditure was or will be made
SQM Industrial S.A.	IQWZ - Normalization TK NV liquid fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	373	04/30/2016
SQM Industrial S.A.	MP5W - Normalization TK´s Fuels	Sustainability: Environment and Risk Prevention	Asset	Not classified	30	12/31/2016
SQM Industrial S.A.	PPZU - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	290	12/31/2016
SQM Industrial S.A.	M0006 – Significant maintenance of ME town streets and ME garbage dumps	Sustainability	Asset	Not classified	150	12/31/2016
SQM Industrial S.A.	04-J0041 – Coya Sur Field Disposal DIA	Environmental processing	Asset	Not classified	83	12/31/2016
SQM Salar S.A.	19-LQXW – White water	Environmental processing	Asset	Not classified	269	12/31/2016
SQM S.A.	01-I0032- Hazardous Materials Standardization	Sustainability	Asset	Not classified	80	12/31/2016
SQM S.A.	01-I0046 - Cultural heritage Pampa Hermosa 2014 – 2015	Sustainability	Expense	Not classified	130	03/31/2016
SQM S.A.	01-I0055 – Standardization of SO2 plants	Sustainability	Asset	Not classified	10	12/31/2016
SQM S.A.	01-I0067 – Enablement of CPC wells	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	01/01/2016
SQM S.A.	01-I0071 – 2015-2016 Environmental Follow-up Plan for Pampa del Tamarugal	Sustainability	Expense	Not classified	658	03/31/2017
SQM S.A.	01-I0072 – 2015-2016 Environmental Follow-up Plan Salar de Llamara 2015-2016	Sustainability: Environment and Risk Prevention	Asset	Not classified	248	03/31/2017
SQM S.A.	01-I0073 – Compliance with Iodine and Gas Capture Standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	124	07/31/2017
Total					2,501

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

158

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished

SQM Industrial S.A.

IQWZ: Performing an analysis of the tank facilities (civil works, mechanical work, piping, electrical work and instruments) by a company specialized in liquid fuels and that is a Certifying Entity. After that, performance of the detail engineering and then implementation of the modifications required to normalize the TKs facilities and leave them in conditions to be declared and filed with the SEC. The budget of ThUS$123 only covers expenses related to the analysis and detail engineering. The project is in process.

PPZU: The necessary actions to normalize and certify fuel tanks in the plants in Maria Elena, Coya Sur and Pedro de Valdivia will be performed. This project is in process.

J0033: This project contemplates improving the reliability and sustainability of industrial water and drinking water, mitigating uncontrolled water loss, making investments for the change in the distribution line to processing plants, investment in technological equipment and engineering studies; improving water adduction from the Loa and San Salvador rivers, complying with the ongoing controls by the Governmental Authorities (DGA (the General Directorate of Water and Seremi Salud (the Ministerial Regional Secretariat for Health). This project is in process.

I0076: Development of the Project for the exploitation of iodine in the northern area of Iquique. This project is in progress.

J0046: Generating equipment sustainability which need to be renewed and ensure availability in key points in the Atmospheric Plant. This Project is in progress.

J0041: Preparation and Processing of the Environmental Impact Statement, for unauthorized disposal field areas and request a new area to build evaporation ponds. This project is currently in progress.

I0101: Increasing the training level for the Brigade staff to safely and efficiently respond to any emergency situation occurred in the SQM’s premises and surroundings.

J0043: Energy efficiency study and plant technological improvements.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

159

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM S.A.

I0032: Presenting departures from the standard currently in force with respect to storage of hazardous substances and provisions of SD 78/2010. This project is in process.

I0046: The project consists of the implementation of equity measures committed in the Environmental Assessment of the Pintados sector (geoglyphs and former railway station) and for the Sur Viejo sector the implementation of development activities and archeological works are contemplated. This project is in progress.

I0055: This project consists of changing gas extractors to increase air flows, changing SO2 absorption towers for prilling, extending the diameter of ducts; thereby guaranteeing an increase and sustaining the gas/liquid ratio. In order to decrease SO2 emissions require the installation of a scrubber unit (tower, pump, gas extractor and piping), the same concept developed at the ME Iodine SO2 plant. This project is in progress.

I0067: This stage of the project will allow identifying equity findings and other environmental commitments in addition to the performance of the basic engineering for the impulsion, electric line and crossing of Ruta 5 Norte highway. This project is in progress.

I0071: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Pampa del Tamarugal (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

I0072: This project consists of implementing mitigation and compensation actions as committed in the Environmental Assessment of the Pampa Hermosa Environmental Impact Assessment (EIA). Actions to be implemented are those contemplated in the Environmental Management Plan of Tamarugos in Salar de Llamara (Environmental Education Program, planting tamarugos, ex situ conservation of tamarugos, tamarugo production, and support for the phytosanitary control of tamarugos). This project is in progress.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

160

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 24	Environment (continued)

24.2	Description of each project, indicating whether these are in process or have been finished, continued

I0073: Installation in the iodine plant and warehouse of an iodine gas capturing system that allows meeting the applicable standard. This is composed of: large volume capacity gas extractors, gas ducts designed with recommended speeds for the ventilation system, towers with packing to absorb iodine gases. This requires a conceptual engineering study, the development of IB and details for the acquisition and supply of equipment, assembly and start-up (iodine gas measurements). As committed with our mutual organization (Chilean Domestic Hygiene and Occupational Health Plan overseen by the Health Service), this project should be operating on April 30, 2016 (letter to the Regional Secretariat of the Health Ministry (SEREMI) of the Tarapaca Region dated July 14, 2014: Sanitary Resolution Ref: 2317). This project is in progress.

P0030: To reply to the indication by the Health Service, the Company must install a Scrubber tower in each plant, which will collect the residual SO2 from the plant chimneys. To perform this, the Company will install existing towers through which brine solutions will go through absorbing the SO2 found in the gaseous phase. This project is in progress.

P0035: The cultural, historical and local promotion, the dissemination of the saltpeter touristic amenities and the enhancement of tangible and intangible saltpeter equity. This project is in progress.

I0093: Replacing the current lighting by type LED IP67 lights, which secures lower energy consumption and generates lower heat dissipation, avoiding iodine caking and lower consumption of electric energy in the air conditioning system in the warehouse. This project is in progress.

SQM Salar S.A.

C0015: Harvesting and building floor for a pond. The pumping system will be built.

SIT S.A.

T0030: An archeological salvage must be performed through excavations with stratigraphic control, with the purpose of recovering the remains of, at least, four funeral contexts noted in the profiles of trenches Nos. 9 and 11. In addition, it is necessary to collect the disturbed osseous remains, which, due to reasons unknown to us, are located in the current surface of the land where the trenches are located. This project is in process.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

161

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 25	Other current and non-current non-financial assets

As of June 30, 2016, and December 31, 2015, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	06/30/2016	12/31/2015
	ThUS$	ThUS$
Domestic Value Added Tax	9,635	16,112
Foreign Value Added Tax	3,619	7,795
Prepaid mining licenses	4,535	1,209
Prepaid insurance	2,742	6,536
Other prepayments	1,003	602
Refund of Value Added Tax to exporters	8,061	13,183
Mining royalty tax paid (*)	14,565	14,565
Other assets	2,945	2,004
Total	47,105	62,006

(*) The Company reserved its right to file a tax claim with the Courts of Justice against the request for payment by the SII. See Note 19.4.

Other non-financial assets, non-current	06/30/2016	12/31/2015
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	24,366	31,911
Guarantee deposits	678	496
Pension plan	-	27
Other assets	1,059	1,092
Total	26,103	33,526

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of June 30, 2016, and December 31, 2015:

Reconciliation	06/30/2016	12/31/2015
	ThUS$	ThUS$

Opening balance	31,911	29,569
Changes
Additions, other than business combinations	-	3,871
Depreciation and amortization	(6,802)	(2,287)
Increase (decrease) due to transfers and other charges	(743)	758
Total changes	(7,545)	2,342
Total	24,366	31,911

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

162

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities, profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

163

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment, All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decisions making regarding resources to be allocated to each defined segment, All liabilities are disclosed in the "unallocated amounts" category.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

164

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.2	Operating segment disclosures:

06/30/2016
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Total 06/30/2016
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	332,221	118,566	192,774	30,518	181,621	25,759	881,459	881,459	-	-	881,459
Revenues from transactions with other operating segments of the same entity	57,837	142,276	152,048	194,933	173,721	98,819	819,634	819,634	(819,634)	-	-

Revenues from external customers and transactions with other operating segments of the same entity	390,058	260,842	344,822	225,451	355,342	124,578	1,701,093	1,701,093	(819,634)	-	881,459

Costs of sales	(248,969)	(98,731)	(71,510)	(21,394)	(156,317)	(24,046)	(620,967)	(620,967)	-	-	(620,967)
Administrative expenses	-	-	-	-	-	-	-	-	2,836	(43,644)	(40,807)
Interest expense	-	-	-	-	-	-	-	-	45,561	(77,982)	(32,421)
Depreciation and amortization expense	(50,454)	(20,009)	(14,492)	(4,336)	(31,678)	(4,872)	(125,841)	(125,841)	-	(2,169)	(128,010)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	10,596	10,596
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(57,291)	(57,291)
Other items other than significant cash	-	-	-	-	-	-	-	-	-	-	-
Income (loss) before taxes	83,252	19,835	121,264	9,124	25,304	1,713	260,492	260,492	(194,605)	133,802	199,689

Net income (loss) from continuing operations	83,252	19,835	121,264	9,124	25,304	1,713	260,492	260,492	(194,605)	76,511	142,398
Net income (loss) from discontinued operations
Net income (loss)	83,252	19,835	121,264	9,124	25,304	1,713	260,492	260,492	(194,605)	76,511	142,398

Assets	-	-	-	-	-	-	-	-	(6,435,882)	10,675,128	4,239,246
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,131,020)	3,246,163	115,143
Increase of non-current assets	-	-	-	-	-	-	-	-		(35,323)	(35,323)
Liabilities	-	-	-	-	-	-	-	-	(2,973,687)	4,892,028	1,918,341
Impairment loss recognized in profit or loss	-	(98)	(140)	-	(288)	(204)	(730)	(730)	-	(207)	(937)
Reversal of impairment losses recognized in profit or loss for the period	887	-	-	372	-	-	1,259	1,259	-	-	1,259
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	259,000	259,000
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	308,784	308,784
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(515,111)	(515,111)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

165

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.2	Operating segment disclosures, continued

06/30/2015
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciling items	Total 06/30/2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	335,279	139,178	100,353	52,460	220,445	24,053	871,768	871,768	-	-	-	871,768
Revenues from transactions with other operating segments of the same entity	67,361	232,153	67,121	172,616	209,574	128,840	877,665	877,665	(877,665)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	402,640	371,331	167,474	225,076	430,019	152,893	1,749,433	1,749,433	(877,665)	-	-	871,768

Costs of sales	(234,196)	(95,121)	(48,772)	(33,527)	(143,738)	(21,169)	(576,523)	(576,523)	-	-	-	(576,523)
Administrative expenses	-	-	-	-	-	-	-	-	4,244	(48,791)	-	(44,547)
Interest expense	-	-	-	-	-	-	-	-	71,258	(106,231)	-	(34,973)
Depreciation and amortization expense	(54,505)	(22,138)	(11,352)	(7,802)	(33,453)	(4,926)	(134,176)	(134,176)	-	(332)	-	(134,508)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	6,843	-	6,843
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(55,667)	-	(55,667)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	101,083	44,056	51,580	18,934	76,707	2,885	295,245	295,245	(293,200)	209,296	-	211,341

Net income (loss) from continuing operations	101,083	44,056	51,580	18,934	76,707	2,885	295,245	295,245	(293,200)	153,629	-	155,674
Net income (loss) from discontinued operations
Net income (loss)	101,083	44,056	51,580	18,934	76,707	2,885	295,245	295,245	(293,200)	153,629	-	155,674

Assets	-	-	-	-	-	-	-	-	(8,010,368)	12,778,333	-	4,767,965
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,528,796)	3,604,213	-	75,417
Increase of non-current assets	-	-	-	-	-	-	-	-		(89,693)	-	(89,693)
Liabilities	-	-	-	-	-	-	-	-	(4,148,893)	6,542,733	-	2,393,840
Impairment loss recognized in profit or loss	-	(178)	(337)	-	(2,732)	(120)	(3,367)	(3,367)	-	(105)	-	(3,472)
Reversal of impairment losses recognized in profit or loss for the period	2,986	-	-	1,080	-	-	4,066	4,066	-	-	-	4,066
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	292,817	-	292,817
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(110,764)	-	(110,764)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(59,955)	-	(59,955)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

166

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products

	06/30/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	332,221	118,566	192,774	30,518	181,621	25,759	-	881,459
Cost of sales	(248,969)	(98,731)	(71,510)	(21,394)	(156,317)	(24,046)	-	(620,967)

Gross profit	83,252	19,835	121,264	9,124	25,304	1,713	-	260,492

Other incomes by function	-	-	-	-	-	-	5,662	5,662
Administrative expenses	-	-	-	-	-	-	(40,807)	(40,807)
Other expenses by function	-	-	-	-	-	-	(9,611)	(9,611)
Other gains (losses)	-	-	-	-	-	-	755	755
Financial income	-	-	-	-	-	-	6,617	6,617
Financial costs	-	-	-	-	-	-	(32,421)	(32,421)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,596	10,596
Exchange differences	-	-	-	-	-	-	(1,594)	(1,594)
Profit (loss) before taxes	83,252	19,835	121,264	9,124	25,304	1,713	(60,803)	199,689
Income tax expense	-	-	-	-	-	-	(57,291)	(57,291)
Profit (loss) from continuing operations	83,252	19,835	121,264	9,124	25,304	1,713	(118,094)	142,398
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	83,252	19,835	121,264	9,124	25,304	1,713	(118,094)	142,398
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	141,613
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	785
Profit (loss)	-	-	-	-	-	-	-	142,398

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

167

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products, continued

	06/30/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	335,279	139,178	100,353	52,460	220,445	24,053	-	871,768
Cost of sales	(234,196)	(95,122)	(48,772)	(33,527)	(143,738)	(21,168)	-	(576,523)

Gross profit	101,083	44,056	51,581	18,933	76,707	2,885	-	295,245

Other incomes by function	-	-	-	-	-	-	7,291	7,291
Administrative expenses	-	-	-	-	-	-	(44,547)	(44,547)
Other expenses by function	-	-	-	-	-	-	(25,216)	(25,216)
Other gains (losses)	-	-	-	-	-	-	3,895	3,895
Financial income	-	-	-	-	-	-	6,012	6,012
Financial costs	-	-	-	-	-	-	(34,973)	(34,973)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	6,843	6,843
Exchange differences	-	-	-	-	-	-	(3,209)	(3,209)
Profit (loss) before taxes	101,083	44,056	51,581	18,933	76,707	2,885	(83,904)	211,341
Income tax expense	-	-	-	-	-	-	(55,667)	(55,667)
Profit (loss) from continuing operations	101,083	44,056	51,581	18,933	76,707	2,885	(139,571)	155,674
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	101,083	44,056	51,581	18,933	76,707	2,885	(139,571)	155,674
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	154,904
Profit (loss) attributable to the non-controlling interests	-	-	-	-	-	-	-	770
Profit (loss)	-	-	-	-	-	-	-	155,674

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

168

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.4	Revenue from transactions with other Company’s operating segments

06/30/2016
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	332,221	118,566	192,774	30,518	181,621	25,759	881,459

06/30/2015
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	335,279	139,178	100,353	52,460	220,445	24,053	871,768

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue, Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution, The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

169

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.7	Segments by geographical areas as of June 30, 2016 and June 30, 2015

	06/30/2016
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	58.102	120.842	216.094	232.516	253.905	881.459
Investment accounted for under the equity method	1,765	25,000	29,465	13,691	45,222	115,143
Intangible assets other than goodwill	108,744	-	-	225	1	108,970
Goodwill	26,629	86	11,373	-	-	38,088
Property, plant and equipment, net	1,614,411	249	3,162	2,396	1,375	1,621,593
Investment property	-	-	-	-	-	-
Other non-current assets	25,962	141	-	-	-	26,103
Non-current assets	1,777,511	25,476	44,000	16,312	46,598	1,909,897

	06/30/2015
Items	Chile ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	64,867	146,529	186,430	257,317	216,625	871,768
Investment accounted for under the equity method	1,552	-	25,808	12,511	35,546	75,417
Intangible assets other than goodwill	112,814	-	-	251	1	113,066
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,791,840	153	1,303	2,253	1,496	1,797,045
Investment property	-	-	-	-	-	-
Other non-current assets	34,630	145	-	643	-	35,418
Non-current assets	1,967,765	384	38,484	15,658	37,043	2,059,334

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

170

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 26	Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile, The following table presents the main production facilities as of June 30, 2016 and December 31, 2015:

	Location	Products
-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

171

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	06/30/2016	06/30/2015
	ThUS$	ThUS$
Products	879,357	868,269
Services	2,102	3,499
Total	881,459	871,768

27.2	Cost of sales

	06/30/2016	06/30/2015
	ThUS$	ThUS$
Raw material and supplies	(230,134)	(231,157)
Types of employee benefits expenses
Salaries and wages	(49,133)	(43,079)
Other short-term employee benefits	(30,916)	(9,726)
Termination benefit expenses	(2,713)	(1,797)
Total employee benefits expenses	(82,762)	(54,602)
Depreciation expense	(120,954)	(132,643)
Amortization expense	(1,501)	(1,532)
Small deposit amortization expense	(3,384)	-
Impairment losses (reversals of impairment losses) recognized in profit or loss for the period	529	699
Operating leases	(51,295)	(36,669)
Investment plan expenses	(8,643)	-
Maintenance and repair	(4,182)	(4,616)
Contractors	(30,224)	(20,746)
Operations transport	(24,623)	(21,749)
Freight and product transport costs	(15,197)	(14,558)
Packaging costs	(498)	(651)
Sales commissions	(3,776)	(3,120)
Port costs	(5,947)	(6,387)
CORFO right costs	(18,058)	(10,832)
Other expenses, by nature	(20,318)	(37,960)
Total	(620,967)	(576,523)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

172

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature, (continued)

27.3	Other income

	06/30/2016	06/30/2015
	ThUS$	ThUS$
Discounts obtained from suppliers	437	622
Indemnification received and insurance recoveries	-	23
Penalties charged to suppliers	96	118
Tax recoveries	3	1
Insurance recoveries	1,485	77
Excess in the provision for liabilities with 3rd parties	539	1,040
Sale of property, plant and equipment	(13)	-
Sale of materials, spare parts and supplies	11	877
Sale de scrap	1	-
Interest collected from direct customers	20	-
Options on mining properties	1,459	1,373
Easements, ducts and roads	1	1,700
Non-conventional renewable energy	245	211
Reimbursement of mining patents and notarial expenses	1,013	658
Miscellaneous services	15	171
Other operating income	350	420
Total	5,662	7,291

27.4	Administrative expenses

	06/30/2016	06/30/2015
	ThUS$	ThUS$
Employee benefit expenses by nature
Salaries and wages	(20,135)	(22,445)
Other short-term benefits to employees	(1,973)	(1,982)
Total employee benefit expenses	(22,108)	(24,427)
Amortization expense	(3)	(209)
Other expenses, by nature	(18,696)	(19,911)
Total	(40,807)	(44,547)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

173

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	06/30/2016	06/30/2015
	ThUS$	ThUS$
Employee benefit expenses by nature
Depreciation and amortization expenses
Depreciation of stopped assets	(56)	(124)
Depreciation, residual value	-	-
Subtotal to date	(56)	(124)
Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(207)	(105)
Subtotal to date	(207)	(105)

Other expenses, by nature
Legal Expenses	(2,005)	(10,131)
VAT and other unrecoverable tax	(407)	(451)
Fines, interests and tax (*)	(260)	(4,513)
Advisory services	(33)	(7)
Investment plan expenses	(3,022)	(6,310)
Small deposit amortization expenses	(2,112)	-
Provision for energy arbitration proceeding	-	3,500
Article No, 21 one-off tax, (*)	(167)	(5,635)
Donations rejected as tax credits	(623)	(670)
Other operating expenses	(719)	(770)
Subtotal to date	(9,348)	(24,987)
Total	(9,611)	(25,216)

(*) These balances are considered payments as at June 2015 for approximately MUS$9.5 in taxes (Tax under Article No. 21 of the Income Tax Law and Value-added Tax), interest and other charges performed by the Company to the Chilean Internal Revenue Service (Servicio de Impuestos Internos) because of the submission of amendments to its income tax returns for tax years from 2009 through 2014, as it identified expenses for which the Company did not have sufficient supporting documentation to be considered expenses necessary to generate income in accordance with the current Chilean tax regulations for approximately MUS$14.7.

27.6	Other income (expenses)

	06/30/2016	06/30/2015
	ThUS$	ThUS$
Adjustment of reversal of provision for staff severance indemnities	-	3,466
Adjustment of Equity Method, prior year	1,130	429
Other gains (losses)	(375)	-
Total	755	3,895

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

174

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.7	Summary of expenses by nature

	January to June		April to June
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$

Raw material and supplies used	(230,134)	(231,157)	(123,239)	(138,334)

Types of employee benefits expenses

Salaries and wages	(69,268)	(65,524)	(38,991)	(39,391)
Other short-term employee benefits	32,889)	(11,708)	(23,648)	(6,884)
Termination benefit expenses	(2,713)	(1,797)	(1,163)	(1,141)
Total employee benefit expenses	(104,870)	(79,029)	(63,802)	(47,416)
Depreciation and amortization expenses
Depreciation expense	(121,010)	(132,767)	(60,855)	(65,367)
Amortization expense	(1,504)	(1,741)	(729)	(1,390)
Small deposit amortization expenses	(5,496)	-	(1,307)	-
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	322	594	1,019	128
Operating leases	(51,295)	(36,669)	(28,106)	(22,690)
Investment plan expenses	(11,665)	(6,310)	(4,397)	-
Maintenance and repair	(4,182)	(4,616)	(2,126)	(2,762)
Contractors	(30,224)	(20,746)	(16,404)	(12,580)
Operations transport	(24,623)	(21,749)	(13,467)	(14,106)
Freight and product transport costs	(15,197)	(14,558)	(8,155)	(9,076)
Packaging costs	(498)	(651)	(334)	(374)
Sales commissions	(3,776)	(3,120)	(2,729)	(2,326)
Port costs	(5,947)	(6,387)	(3,748)	(3,996)
Corfo rights	(18,058)	(10,832)	(9,546)	(5,936)
Other expenses, by nature	(43,228)	(76,548)	(30,639)	(35,049)
Total expenses, by nature	(671,385)	(646,286)	(368,564)	(361,274)

This table corresponds to the summary required by the Chilean Superintendence of Securities and Insurance (SVS) and considers notes 27.2, 27.4 and 27.5.

27.8	Finance expenses

	January to June
	2016	2015
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(1,058)	(1,184)
Interest expense from bonds	(29,743)	(32,028)
Interest expense from loans	(3,507)	(3,413)
Capitalized interest expenses	2,453	2,407
Other finance costs	(566)	(755)
Total	(32,421)	(34,973)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

175

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes

Accounts receivable from taxes as of June 30, 2016 and December 31, 2015, are as follows:

28.1	Current tax assets

	06/30/2016	12/31/2015
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	56,788	62,126
Monthly provisional payment Royalty	1,138	1,138
Monthly provisional income tax payments, foreign companies	1,842	1,178
Corporate tax credits (1)	776	830
Corporate tax absorbed by tax losses (2)	69	5
Total	60,613	65,277

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year, These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year, In addition, some credits relate to the donations the Group has made during 2016 and 2015.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31 No, 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (24%, 22,5%, 21%, 20% or 17%, depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

176

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.1	Current tax assets, continued

Tax payers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities

Current tax liabilities	06/30/2016	12/31/2015
	ThUS$	ThUS$
1st Category income tax	22,523	30,705
Foreign company income tax	18,364	21,090
Article 21 single tax	59	275
Total	40,946	52,070

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20,780, an income tax rate of 21% was set starting from 2014, a rate of 22.5% for 2015, a rate of 24% for 2016, a rate of 25.5% for 2017, and a rate of 27% starting from 2018.

The provision for royalty is determined by applying the tax rate determined for the net operating income (NOI). Currently, the Company pays 5% for the application of the Tax Invariability Contract established with the Ministry of Economy in 2010.

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and tax on mining.

28.3	Tax earnings

As of June 30, 2016 and December 31, 2015, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	06/30/2016 ThUS$	12/31/2015 ThUS$
Taxable profits with credit rights	1,228,440	1,254,859
Taxable profits without credit right	76,187	94,073
Taxable loss	14,017	9,947
Credit for shareholders	328,550	302,081

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

177

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or additional tax (that levies persons “not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right the tax authority to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

178

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offset of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

d.1	Income tax assets and liabilities as of June 30, 2016 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	233.916
Doubtful accounts impairment	-	-	5,150	-
Accrued vacations	-	-	3,589	-
Manufacturing expenses	-	-	-	111,182
Unrealized gains (losses) from sales of products	-	-	90,747	-
Fair value of bonds	-	-	594	-
Severance indemnity	-	-	-	4,411
Hedging	-	-	7,950	-
Inventory of products, spare parts and supplies	1	-	29,071	-
Research and development expenses	-	-	-	5,083
Tax losses	-	-	3,653	-
Capitalized interest	-	-	-	3,471
Expenses in assumption of bank loans	-	-	-	3,392
Unaccrued interest	-	-	146	-
Fair value of property, plant and equipment	-	-	-	3,601
Employee benefits	-	-	1,844	-
Royalty deferred income taxes	-	-	-	6,212
Provision for lawsuits and legal expenses	-	-	7,104	-
Provision for investment plan	-	-	1,940	-
Provision of fines and crushing site closure	-	-	-	-
Other	642	-	-	1
Balance to date	643	-	151,788	371,269
Net balance	643	-	-	219,481

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

179

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2015 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and liabilities	Assets	Liabilities	Assets	Liabilities
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	233,073
Doubtful accounts impairment	-	-	5,119	-
Accrued vacations	-	-	3,368	-
Manufacturing expenses	-	-	-	109,134
Unrealized gains (losses) from sales of products	-	-	87,440	-
Fair value of bonds	-	-	446	-
Severance indemnity	-	-	-	4,178
Hedging	-	-	11,876	-
Inventory of products, spare parts and supplies	1	-	29,473	-
Research and development expenses	-	-	-	7,981
Tax losses	-	-	1,522	-
Capitalized interest	-	-	-	3,133
Expenses in assumption of bank loans	-	-	-	3,651
Unaccrued interest	-	-	156	-
Fair value of property, plant and equipment	-	-	-	3,375
Employee benefits	-	-	1,920	-
Royalty deferred income taxes	-	-	-	6,410
Acquisition of intangible assets	-	-	-	-
Provision for lawsuits and legal expenses	-	-	7,357	-
Provision for investment plan	-	-	3,312	-
Provision of fines and crushing site closure	-	-	-	-
Other	160	-	-	445
Balance to date	161	-	151,989	371,380
Net balance	161	-	-	219,391

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

180

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Reconciliation of changes in deferred tax liabilities (assets) as of June 30, 2016

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,073	843	-	843	233,916
Doubtful accounts impairment	(5,119)	(31)	-	(31)	(5,150)
Accrued vacations	(3,368)	(221)	-	(221)	(3,589)
Manufacturing expenses	109,134	2,048	-	2,048	111,182
Unrealized gains (losses) from sales of products	(87,440)	(3,307)	-	(3,307)	(90,747)
Fair value of bonds	(446)	-	(148)	(148)	(594)
Severance indemnity	4,178	430	(197)	233	4,411
Hedging	(11,876)	3,926	-	3,926	(7,950)
Inventory of products, spare parts and supplies	(29,474)	402	-	402	(29,072)
Research and development expenses	7,981	(2,898)	-	(2,898)	5,083
Capitalized interest	3,133	338	-	338	3,471
Expenses in assumption of bank loans	3,651	(259)	-	(259)	3,392
Unaccrued interest	(156)	10	-	10	(146)
Fair value of property, plant and equipment	3,375	226	-	226	3,601
Employee benefits	(1,920)	76	-	76	(1,844)
Royalty deferred income taxes	6,410	(198)	-	(198)	6,212
Unused tax losses	(1,522)	(2,131)	-	(2,131)	(3,653)
Purchase of intangible assets	-	-	-	-	-
Provision for lawsuits and legal expenses	(7,357)	253	-	253	(7,104)
Provision for investment plan	(3,312)	1,372	-	1,372	(1,940)
Provision of fines and crushing site closure	-	-	-	-	-
Other ID	285	(926)	-	(926)	(641)
Total temporary differences, losses and unused fiscal credits	219,230	(47)	(345)	(392)	218,838

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

181

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.4	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2015

	Deferred tax liabilities (assets) at the beginning of the period	Deferred tax expense (income) recognized in profit or loss	Deferred tax related to items credited (debited) directly to equity	Total increase (decrease) of deferred tax liabilities (assets)	Deferred tax liabilities (assets) at the end of the period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	233,862	(789)	-	(789)	233,073
Doubtful accounts impairment	(6,755)	1,636	-	1,636	(5,119)
Accrued vacations	(3,735)	367	-	367	(3,368)
Manufacturing expenses	81,650	27,484	-	27,484	109,134
Unrealized gains (losses) from sales of products	(83,355)	(4,085)	-	(4,085)	(87,440)
Fair value of bonds	(350)	-	(96)	(96)	(446)
Severance indemnity	5,950	(2,081)	309	(1,772)	4,178
Hedging	(5,512)	(6,364)	-	(6,364)	(11,878)
Inventory of products, spare parts and supplies	(24,632)	(4,842)	-	(4,842)	(29,474)
Research and development expenses	4,285	3,696	-	3,696	7,981
Capitalized interest	26,904	(23,771)	-	(23,771)	3,133
Expenses in assumption of bank loans	4,011	(360)	-	(360)	3,651
Unaccrued interest	(150)	(6)	-	(6)	(156)
Fair value of property, plant and equipment	(70)	3,445	-	3,445	3,375
Employee benefits	(2,450)	530	-	530	(1,920)
Royalty deferred income taxes	7,791	(1,381)	-	(1,381)	6,410
Unused tax losses	(715)	(807)	-	(807)	(1,522)
Purchase of intangible assets	235	(235)	-	(235)	-
Provision for lawsuits and legal expenses	(3,663)	(3,694)	-	(3,694)	(7,357)
Provision for investment plan	(8,946)	5,634	-	5,634	(3,312)
Provision of fines and crushing site closure	(1,654)	1,654	-	1,654	-
Other ID	308	(23)	-	(23)	285
Total temporary differences, losses and unused fiscal credits	223,009	(3,992)	213	(3,779)	219,230

During the period ended June 30, 2016 and December 31, 2015, the Company calculated and accounted for taxable income considering a rate of 24% and 22.5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

182

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.5	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of June 30, 2016 and December 31, 2015, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	06/30/2016	12/31/2015
	ThUS$	ThUS$

Chile	3,653	1,522
Total	3,653	1,522

Tax losses as of June 30, 2016 correspond mainly to SQM S.A., Exploraciones Mineras S.A. and Agrorama S.A.

d.6	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of June 30, 2016 and December 31, 2015 are as follows:

	06/30/2016	12/31/2015
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(715)	(715)
Accrued vacations	29	29
Depreciation	(57)	(57)
Other	(19)	(19)
Balances to date	478	478

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

183

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.7	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of June 30, 2016 and December 31, 2015 are detailed as follows:

	06/30/2016	12/31/2015
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	219,230	223,009
Increase (decrease) in deferred taxes in profit or loss	(47)	(3,992)
Increase (decrease) in deferred taxes in equity	(345)	213
Balances to date	218,838	219,230

d.8	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	06/30/2016	06/30/2015
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(57,338)	(64,922)
Adjustments to prior year current income tax	-	2,114
Current income tax expense, net, total	(57,338)	(62,808)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	47	7,141
Deferred tax expense, net, total	47	7,141
Tax expense (income)	(57,291)	(55,667)

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

184

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	06/30/2016	06/30/2016
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(543)	(3,010)
Current income tax expense, domestic, net	(56,795)	(59,798)
Current income tax expense, net, total	(57,338)	(62,808)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	571	(35)
Deferred tax expense, domestic, net	(524)	7,176
Deferred tax expense, net, total	47	7,141
Income tax expense	(57,291)	(55,667)

d.9	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

185

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	06/30/2016	06/30/2016	06/30/2016
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	(1,014)	197	(817)
Cash flow hedge	(359)	765	(211)
Total	(1,373)	765	(1,028)

Income tax related to components of other income and expense with a charge or credit to net equity	Amount before taxes (expense) gain	((Expense) income for income taxes	Amount after taxes
	06/30/2015	06/30/2015	06/30/2015
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	657	(158)	499
Cash flow hedge	1,217	(224)	993
Total	1,874	(382)	1,492

d.11	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No, 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile, This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income).

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

186

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	06/30/2016	06/30/2015
	ThUS$	ThUS$
Consolidated income before taxes	199,689	211,341
Income tax rate in force in Chile	24%	22,5%

Tax expense using the legal rate	(47,925)	(47,552)
Effect of royalty tax expense	(2,809)	(4,968)
Tax effect of non-taxable revenue	3,100	1,966
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(894)	(2,912)
Tax effect of tax rates supported abroad	2,600	91
Other tax effects from the reconciliation between the accounting income and tax expense	(11,363)	(2,292)
Tax expense using the effective rate	(57,291)	(55,667)

d.12	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country, These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections,

Tax audits, due to their nature, are often complex and may require several years, Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made, Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

187

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 28	Income tax and deferred taxes (continued)

28.4	Income tax and deferred taxes, continued

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist, In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return, In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

188

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	06/30/2016 ThUS$	12/31/2015 ThUS$
Current assets
Cash and cash equivalents	ARS	4	1
Cash and cash equivalents	BRL	20	8
Cash and cash equivalents	CLP	1,413	2,656
Cash and cash equivalents	CNY	765	272
Cash and cash equivalents	EUR	13,097	4,245
Cash and cash equivalents	GBP	24	-
Cash and cash equivalents	IDR	4	-
Cash and cash equivalents	INR	8	14
Cash and cash equivalents	MXN	173	1,439
Cash and cash equivalents	PEN	2	1
Cash and cash equivalents	THB	-	1
Cash and cash equivalents	YEN	1,950	1,690
Cash and cash equivalents	ZAR	1,426	4,123
Subtotal cash and cash equivalents		18,886	14,450
Other current financial assets	CLF	-	17,507
Other current financial assets	CLP	22,217	131,633
Subtotal other current financial assets		22,217	149,140
Other current non-financial assets	ARS	1	-
Other current non-financial assets	AUD	-	34
Other current non-financial assets	BRL	13	8
Other current non-financial assets	CLF	60	38
Other current non-financial assets	CLP	28,744	39,091
Other current non-financial assets	CNY	50	27
Other current non-financial assets	EUR	1,354	2,278
Other current non-financial assets	MXN	1,705	1,036
Other current non-financial assets	THB	2	8
Other current non-financial assets	YEN	20	29
Other current non-financial assets	ZAR	696	4,466
Subtotal other current non-financial assets		32,645	47,015
Trade and other receivables	AUD	1	-
Trade and other receivables	BRL	24	19
Trade and other receivables	CLF	358	993
Trade and other receivables	CLP	54,445	76,748
Trade and other receivables	CNY	53	77
Trade and other receivables	EUR	40,368	38,797
Trade and other receivables	GBP	1,196	582
Trade and other receivables	MXN	595	425
Trade and other receivables	PEN	19	112
Trade and other receivables	THB	1,488	1,473
Trade and other receivables	YEN	361	-
Trade and other receivables	ZAR	13,702	15,549
Subtotal trade and other receivables		112,610	134,775
Receivables from related parties	AED	-	-
Receivables from related parties	CLP	34	52
Receivables from related parties	EUR	576	604
Receivables from related parties	THB	786	1,112
Receivables from related parties	CNY	-	-
Receivables from related parties	YEN	211	193
Receivables from related parties	ZAR	-	-
Subtotal receivables from related parties		1,607	1,961

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

189

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	06/30/2016 ThUS$	12/31/2015 ThUS$
Current tax assets	ARS	4	-
Current tax assets	CLP	1,380	1,453
Current tax assets	EUR	124	177
Current tax assets	ZAR	448	424
Current tax assets	MXN	679	8
Current tax assets	PEN	230	222
Subtotal current tax assets		2,865	2,284
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	46	39
Subtotal other non-current financial assets		66	59
Other non-current non-financial assets	BRL	142	116
Other non-current non-financial assets	CLP	721	536
Subtotal other non-current non-financial assets		863	652
Non-current right receivable	CLF	409	415
Non-current right receivable	CLP	672	467
Subtotal non-current rights receivable		1,081	882
Equity-accounted investees	AED	28,697	23,369
Equity-accounted investees	CLP	1,840-	1,535
Equity-accounted investees	IDR	-	-
Equity-accounted investees	EUR	8,025	7,201
Equity-accounted investees	INR	974	962
Equity-accounted investees	THB	1,805	1,672
Equity-accounted investees	TRY	18,794	15,103
Subtotal equity-accounted investees		60,135	49,842
Intangible assets other than goodwill	CLP	306	284
Intangible assets other than goodwill	CNY	1	1
Subtotal intangible assets other than goodwill		307	285
Property, plant and equipment	CLP	10,122	4,089
Subtotal property, plant and equipment		10,122	4,089
Total non-current assets		72,574	55,809
Total assets		263,403	405,434

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

190

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		06/30/2016			12/31/2015
Class of liability	Currency	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	4,958	45,418	50,376	4,423	5,610	10,033
Other current financial liabilities	CLP	-	20,721	20,721
Subtotal other current financial liabilities		4,958	66,139	71,097	4,423	5,610	10,033
Trade and other payables	BRL	36	2	36	38	-	38
Trade and other payables	CHF	-	-	-	-	-	-
Trade and other payables	CLP	30,617	1	30,617	48,707	-	48,707
Trade and other payables	CNY	-	-	-	-	-	-
Trade and other payables	EUR	9,993	136	9,993	8,591	-	8,591
Trade and other payables	GBP	31	-	31	55	-	55
Trade and other payables	INR	1	-	1	1	-	1
Trade and other payables	MXN	1	-	1	76	-	76
Trade and other payables	PEN	9	-	9	11	-	11
Trade and other payables	ZAR	1,382	-	1,382	1,727	-	1,727
Subtotal trade and other payables		42,070	139	42,209	59,206	-	59,206
Other current provisions	BRL	-	-	-	9	-	9
Other current provisions	CLP	-	69	69	15	-	15
Other current provisions	EUR	6	-	6	5	-	5
Subtotal other current provisions		6	69	75	29	-	29
Current tax liabilities	CNY	-	-	-	-	2	2
Current tax liabilities	EUR	-	794	794	-	889	889
Current tax liabilities	MXN	-	258	258	-	24	24
Subtotal current tax liabilities		-	1,052	1,052	-	915	915

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

191

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		06/30/2016			12/31/2015
Class of liability	Currency	Up to 90 days ThUS$	over 90 days to 1 year ThUS$	Total ThUS$	Up to90 days ThUS$	Over 90 days to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	BRL	5	-	5	3	-	3
Other current non-financial liabilities	CLP	3,799	4,630	8,429	4,684	6,556	11,240
Other current non-financial liabilities	CNY	-	-	-	28	-	28
Other current non-financial liabilities	EUR	891	-	891	1,143	-	1,143
Other current non-financial liabilities	MXN	821	36	857	394	31	425
Other current non-financial liabilities	YEN	-	10	10
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	GBP	9	-	9
Other current non-financial liabilities	ZAR	6	-	6	13	-	13
Subtotal other current non-financial liabilities		5,601	4,676	10,277	6,335	6,587	12,922
Total current liabilities		52,635	72,075	124,710	69,993	13,112	83,105

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

192

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 29	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		06/30/2016
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	5,909	5,909	5,909	5,909	246,361	269,997
Subtotal other non-current financial liabilities		5,909	5,909	5,909	5,909	246,361	269,997
Non-current provisions for employee benefits	CLP	-	-	-	-	609	609
Non-current provisions for employee benefits	MXN	-	-	-	-	103	103
Non-current provisions for employee benefits	YEN	-	-	-	-	580	580
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		5,909	5,909	5,909	5,909	247,653	271,289

		12/31/2015
Class of liability	Currency	1 to 2 years ThUS$	2 to 3 years ThUS$	3 to 4 years ThUS$	4 to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	41,485	5,413	5,413	5,413	228,083	285,807
Subtotal other non-current financial liabilities		41,485	5,413	5,413	5,413	228,083	285,807
Non-current provisions for employee benefits	CLP	-	-	-	-	539	539
Non-current provisions for employee benefits	MXN	-	-	-	-	100	100
Non-current provisions for employee benefits	YEN	-	-	-	-	495	495
Subtotal non-current provisions for employee benefits		-	-	-	-	1,134	1,134
Total non-current liabilities		41,485	5,413	5,413	5,413	229,217	286,941

SQM S.A.
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

193

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 30	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different than other mining businesses where the exploration process results in significant time), the exploration and process and the definition of the economic feasibility occurs normally within the year. Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should there be no technical and commercial feasibility. This results in having no significant expenditure that have no feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.          Execution: prospecting expenditure which are under execution and accordingly there is no yet a definition as to its economic feasibility are classified in the caption property, plant and equipment, as of June 30, 2016 and December 31, 2015, the balance amounts to ThUS$13,442 and ThUS$ 10,135, respectively,

2.          Economically feasible: prospecting expenditure, which upon completion, has been concluded to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets, as of June 30, 2016 and December 31, 2015, the balance amounts to ThUS$27,247 and ThUS$ 31,911 respectively,

3.          Not economically feasible: Prospecting expenditure, which upon completion it has been concluded that are not economically feasible are recorded in profit or loss: As of June 30, 2016, this amounts to ThUS$ 0 and ThUS$12 as of June 30, 2015.

4.          Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories, These are amortized considering the exploited material, as of June 30, 2016 and December 31, 2015, the balance amounts to ThUS$2,012 and ThUS$ 1,269 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of June 30, 2016 ThUS$2,010, and correspond to non-metallic projects, Such expenditure mainly correspond to studies, either topographical, geological, exploratory drilling, sampling, among others,.

With respect to this expenditure, the Company has defined classifying it in accordance with IFRS 6.9:

For exploration expenditure where the mineral has low ore grade that is not economically exploitable, it is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption stain development and prospecting expenses and at the time of making the decision for exploiting the zone it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

194

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 31	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints related to the so-called “SQM Case”, which are associated with the irregular financing of politicians against a number of individuals, amongst others, the legal representatives of the Company Patricio de Sominihac T. – CEO – and Ricardo Ramos R. – Vice President of Finance–. Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts.

Likewise, during 2015 Oscar Gajardo S. filed several similar lawsuits against the Directors and Executives of ten major Chilean companies, including SQM, alleging undue appropriation incurred by making contributions regulated by the Law and the Chilean Electoral Service without the approval of their shareholders. Subsequently, Mr. Gajardo filed a new lawsuit against Patricio Contesse G. – former CEO of SQM – and Ricardo Ramos R. el al for the alleged perpetration of several crimes for the irregular financing of politicians to the detriment of SQM and its shareholders.

Additionally, during 2015 and within the context of the “SQM Case”, the Deputy of the Tarapacá Region of Chile Hugo Gutiérrez G. filed a lawsuit for alleged extortion-bribery and money laundering referred to in Law No. 20.393 on Legal Responsibility of Juridical Persons against SQM and its legal representative Patricio de Sominihac T. and Senators of the Tarapacá Region of Chile Jaime Orpis B. and Fulvio Rossi C.

Actions performed by the Authority

The Public Ministry and Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case” where the Company and its executives have provided their cooperation. Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records. In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

195

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 31	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

At its Extraordinary Meeting of February 26, 2015, the Board of Directors formed an Ad-Hoc Committee (the Committee) starting April 24, 2015, composed of the Directors Robert A. Kirkpatrick, Wolf von Appen B. and Edward J. Waitzer (the latter acting as Chairman) to investigate and gather all the information necessary related to the “Penta case – specific SQM Case” to report upon performance of such activities to the Board of Directors the results, conclusions and recommendations resulting from its work. The Board of Directors delegated in the Committee the authority required to perform its duties and empowered it so that at its discretion engages all legal and accounting advisory required and other independent external advisory services as it deems appropriate and that upon performing its duties reports to the Board of Directors under the terms indicated above.

The Committee engaged the legal Advisory of the law firms Shearman & Sterling and Vial / Serrano, and the forensic services provided by the US company FTI (the “Advisors”) to conduct an investigation and analysis of the possible contingencies to which SQM may be exposed under the standards contained in the Foreign Corrupt Practices Act (FCPA) of the United States of America, which is applicable to the Company as the issuer of securities in the US market. Specifically, the investigation was focused on conducting an analysis of: (a) whether the Company had made any undue payment defined as a corrupt practice for FCPA purposes; and (b) whether the Company had not complied with the accounting regulations in accordance with that established in the FCPA.

On December 15, 2015, the Committee, together with the Advisors, reported to the Board of Directors the results, conclusions and recommendations resulting from their work. Likewise, on the same date, the Advisors reported such results, conclusions and recommendations to the Chilean Authorities and on January 7, 2016, they reported these to the US Regulators.

The main conclusions contained in the Ad-Hoc Committee Report are: (a) the Committee identified payments authorized by the former General Manager of SQM, Mr. Patricio Contesse G. with respect to which the Company found no sufficient supporting documentation; (b) no evidence was identified demonstrating that such payments were made with the purpose of inducing an public officer to act or refrain from acting with the purpose of helping SQM obtain economic benefits: (c) a conclusion was reached with respect to the cost center managed by the former General Manager of SQM Mr. Patricio Contesse G., that the Company’s accounting records did not accurately reflect the transactions challenged, notwithstanding the fact that, because of their amount, such transactions are below the materiality level defined by the Company’s external auditors determined in comparison to the volume of equity, sales, expenses or profits of SQM within the reported period; and that (d) SQM’s internal controls were not sufficient to monitor the expenses included in the cost center managed by the former General Manager of SQM and that the Company relied in the adequate use of the resources by Mr. P. Contesse G. ”

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

196

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 32	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of SQM for supposedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, the Company reported that the Chilean Superintendence of Securities and Insurance (SVS) has made its resolution to impose sanctions on Patricio Contesse Fica, Julio Ponce Lerou – former Company’s Directors–, Hernán Büchi Buc, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann –current Company’s Directors – for not having reported to the market, in March 2015, as an Essential event and in their role of Company’s Directors, on the expenses that SQM incurred during certain years, which did not have sufficient reporting documentation or might be considered to be unnecessary to generate income. The sanction imposed relates to a fine of UF 1,000 on each of the aforementioned individuals and a remedy can be sought with the Chilean Superintendence of Securities and Insurance (SVS) and courts of justice.

Note 33	Potential Arbitration Proceeding for the Settlement Insurance Policy for Heavy Rains in the Atacama Saltpeter Deposit

On February 7 and 8, 2013, strong and unusual heavy rains occurred on the Atacama Saltpeter deposit in the Antofagasta Region of Chiloe affecting SQM’s facilities and resulting and damages in its roads, buildings, laboratories, evaporation ponds, equipment and other assets and loss of products-in-process and finished products.

On June 18, 2015. The insurance appraiser, SGC Transporte, issued the Final Settlement Report within the framework of the “Stock Throughput” insurance policy engaged by the Company with insurance company RSA, which, in summary indicated that the claim reported is covered by such policy and that total losses have been quantified as amounting to US$ 20.7 million.  RSA has rejected such Final Settlement Report issued by SGC Transporte. With the purpose of requiring the payment of the amount owed by the insurance company, Compañía de Seguros RSA, in conformity with the procedure established in the related insurance policy, an arbitrator was appointed and the arbitration procedure was agreed. The related complaint will be filed in the next few days.

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

197

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 34	Closure of the Pedro de Valdivia Site

On September 22, 2015, the Company reported to the Chilean Superintendence of Securities and Insurance (SVS) that its Board of Directors opted to close the mining operations at the Pedro de Valdivia site and a portion of such site’s industrial operations. The larger part of this closure will occur at the end of November 2015 and the nitrate and iodine operations that will continue to generate production in the remaining industrial plants at the Pedro de Valdivia operation will amount to approximately one third of the current production volumes.

This decision is based on the fact that the Company has continued to increase its production capacity of iodine and nitrate salts in its industrial mining operations at the Nueva Victoria site and has reduced its production costs to meet sales forecasts and increase its current worldwide market share in the iodine market.

As of December 31, 2015, the effect on profit or loss of stopping operations are detailed as follows:

ThUS$
Property, plant and equipment	36,823
Constructions in progress	3,195
Total property, plant and equipment	40,018
Legal and voluntary severance indemnity payments	17,647
Total closure of the Pedro de Valdivia site	57,665

Note 35	Effects on Premises after the Rain Storms in the Tocopilla Zone

Subsequent to the rain storms that affected the Tocopilla Zone at the beginning of August 2015, SQM reviewed the status of the railway that joints the Coya Sur location and Port of Tocopilla. The observation found certain damaged and weakened zones. Because of this, the train is currently not operating. Detailed studies are being conducted to determine the steps that should be followed.

Note 36	Events occurred after the reporting date

36.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended June 30, 2016 were approved and authorized for issuance by the Board of Directors at their meeting held on August 24, 2016.

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

198

Notes to the Consolidated Financial Statements as of June 30, 2016 ( Unaudited )

Note 36	Events occurred after the reporting date, (continued)

36.2	Disclosures on events occurring after the reporting date

On August 17, 2016, CORFO noticed a new arbitration claim filed against SQM Potasio S.A., SQM S.A. and SQM Salar S.A., by virtue of which it requires the early termination of the Project Contract entered into on November 12, 1993 and other related contracts, among other matters.

Management is unaware of other significant events, occurred between June 30, 2016 and the date of issuance of these consolidated financial statements that may significantly affect them.

36.3	Detail of dividends declared after the reporting date

At the closing date of the financial statements, there are no dividends declared after the reporting date.

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

199

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: September 14, 2016	/s/ Ricardo Ramos

By: Ricardo Ramos

CFO & Vice President of Corporate Services

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

SQM
El Trovador 4285
Las Condes, Santiago, Chile
Tel: (56 2) 2425 2000
www.sqm.com

200